    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1997



                                                      REGISTRATION NO. 333-33665

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            COMPUTER HORIZONS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      NEW YORK                                           13-2638902
            (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

                            49 OLD BLOOMFIELD AVENUE
                     MOUNTAIN LAKES, NEW JERSEY 07046-1495
                                 (973) 402-7400
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JOHN J. CASSESE
                            COMPUTER HORIZONS CORP.
                            49 OLD BLOOMFIELD AVENUE
                     MOUNTAIN LAKES, NEW JERSEY 07046-1495
                                 (973) 402-7400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

       DENNIS M. DIVENUTA, ESQ.                ROBERT A. CANTONE, ESQ.                 CARLA S. NEWELL, ESQ.
        COMPUTER HORIZONS CORP.             HENRY E. LICHTENBERGER, ESQ.             ANTHONY J. MCCUSKER, ESQ.
       49 OLD BLOOMFIELD AVENUE                  PROSKAUER ROSE LLP                      GUNDERSON DETTMER
 MOUNTAIN LAKES, NEW JERSEY 07046-1495              1585 BROADWAY                        STOUGH VILLENEUVE
          PHONE: 973-402-7400                 NEW YORK, NEW YORK 10036               FRANKLIN & HACHIGIAN, LLP
           FAX: 973-402-7988                     PHONE: 212-969-3000                  155 CONSTITUTION DRIVE
                                                  FAX: 212-969-2900                MENLO PARK, CALIFORNIA 94025
                                                                                        PHONE: 415-321-2400
                                                                                         FAX: 415-321-2800

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION


                                                                 AUGUST 25, 1997


                                3,000,000 SHARES

                          Computer Horizons Corp. Logo
                            COMPUTER HORIZONS CORP.

                                  COMMON STOCK
                               ------------------

     Of the 3,000,000 shares of Common Stock offered hereby, 2,500,000 are being offered by Computer Horizons Corp. (the "Company" or "Computer Horizons") and 500,000 are being offered by Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CHRZ." On August 21, 1997, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $37.375 per share. See "Price Range of Common Stock."

                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================
                           PRICE          UNDERWRITING         PROCEEDS          PROCEEDS TO
                            TO            DISCOUNTS AND           TO               SELLING
                          PUBLIC         COMMISSIONS(1)       COMPANY(2)        SHAREHOLDERS
------------------------------------------------------------------------------------------------
Per Share...........          $                 $                  $                  $
------------------------------------------------------------------------------------------------
Total(3)............          $                 $                  $                  $
================================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company, estimated at $600,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $       , $       and $       ,
    respectively. See "Underwriting."
                               ------------------


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland on or about
  , 1997.


ALEX. BROWN & SONS
            INCORPORATED
                 UBS SECURITIES
                                  FURMAN SELZ
                                                PUNK, ZIEGEL & COMPANY

                THE DATE OF THIS PROSPECTUS IS           , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH REGULATION M. SEE "UNDERWRITING."
                               ------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are hereby incorporated in this Prospectus by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997 and June 27, 1997; and (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Corporate Secretary, Computer Horizons Corp., 49 Old Bloomfield Avenue, Mountain Lakes, New Jersey 07046-1495, telephone number (973) 402-7400.
                               ------------------

  This Prospectus includes trademarks and trade names of the Company and other corporations.
                               ------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Consolidated Financial Statements and Notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements.

                                  THE COMPANY

     Computer Horizons is a diversified information technology services company that provides IT staffing and solutions services, including Year 2000 services, to major corporations. Founded in 1969 as a provider of IT staffing resources, the Company has expanded through internal growth and acquisitions to become a leading national provider of IT staffing services. The Company also offers its clients various IT solutions services, including application development, conversions/migrations, legacy maintenance outsourcing, enterprise network management and knowledge transfer and training. The Company's Year 2000 solution addresses all phases of Year 2000 projects from assessment through full compliance and is based on its proprietary Signature 2000 Toolset. The Company's Year 2000 services business, which represented approximately 2% of the Company's revenues in the first six months of 1996, accounted for approximately 19% of its revenues in the first six months of 1997.


     Increasingly, organizations are addressing issues such as the need to improve quality, shorten time to market and reduce costs by utilizing IT solutions that facilitate rapid and flexible collection, analysis and dissemination of information. As a result, an organization's ability to effectively utilize new IT solutions in a cost-effective manner has become critical in today's increasingly competitive business environment. During this time of increasing reliance on IT, rapid technological change and other challenges, such as the need for Year 2000 conversions, have strained the capabilities of the internal IT departments within these organizations. As a result of these factors and the need to focus their resources on core competencies, large corporations are increasingly outsourcing these functions to third party vendors of IT services. International Data Corporation ("IDC") estimates that worldwide outsourcing spending was approximately $86 billion in 1996, and projects that such spending will grow to $140 billion in 2001. Furthermore, the Gartner Group estimates the worldwide cost of fixing the Year 2000 problem to be between $300 and $600 billion.


     The Company markets its services primarily to Fortune 500 companies with significant information technology budgets and recurring staffing or software development needs. In 1996, the Company provided services to over 450 clients, including AT&T, Chase Manhattan Corporation, Citicorp, Dow Chemical Company, Florida Power & Light Company, Ford Motor Company, International Business Machines Corporation, MCI Communications Corporation, NYNEX Corporation and Prudential Insurance Company of America. The Company has been successful in generating repeat business from existing clients, with more than 90% of revenues in each of 1994, 1995 and 1996 having been generated from clients that were also clients during the prior year. The Company believes that its ability to offer a broad range of staffing and solutions services and its established relationships with many Fortune 500 companies provide it with significant advantages in the IT services market.


     As of June 27, 1997, the Company had approximately 2,700 billable consultants (including independent contractors). The Company provides staffing and solutions services through a network of 45 branch offices located in 21 states, the District of Columbia, Canada, England and India (including the offices of the Company's India-based joint venture). The Company maintains an internal staff of over 100 recruiters and believes that its ability to attract, motivate and retain highly skilled IT professionals on a large scale is a core competency.



     The Company's objective is to be the leading provider of comprehensive IT staffing and solutions services to major corporations. To achieve this objective, the Company is seeking to: (i) maintain the Company's leadership position in its core staffing business; (ii) increase its higher margin Year 2000 services business; (iii) develop new strategic solutions offerings; (iv) expand its base of staffing and solutions clients; and (v) expand its geographic presence through opening new offices, acquisitions and strategic partnerships or alliances.


     The Company's principal executive offices are located at 49 Old Bloomfield Avenue, Mountain Lakes, New Jersey 07046-1495, (973) 402-7400.

                                  THE OFFERING

Common Stock offered by the Company..........  2,500,000 shares
Common Stock offered by the Selling
  Shareholders...............................  500,000 shares
Common Stock to be outstanding after the
  Offering...................................  27,057,374 shares(1)
Use of Proceeds..............................  Working capital and other general corporate purposes. See "Use of Proceeds."
Nasdaq National Market Symbol................  CHRZ

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                     (in thousands, except per share data)



                                                                                       SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                       JUNE 27,
                               ----------------------------------------------------   -------------------
                                 1992       1993       1994       1995       1996       1996       1997
                               --------   --------   --------   --------   --------   --------   --------
                                                                                          (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenues...................  $102,206   $121,550   $152,192   $200,050   $233,858   $113,063   $145,463
  Income from operations.....     4,470      7,494     11,011     17,575     18,440      9,110     15,277
  Income before income
    taxes....................     3,892      6,910     10,373     17,571     19,162      9,429     15,525
  Net income.................     2,026      3,704      5,686      9,907     11,232      5,440      8,925
  Net income per share(2)....  $   0.10   $   0.16   $   0.27   $   0.42   $   0.44   $   0.21   $   0.35
  Weighted average number of
    shares of Common Stock
    outstanding(2)...........    20,436     22,491     21,387     23,364     25,461     25,453     25,770



                                                                                    JUNE 27, 1997
                                                                               ------------------------
                                                                               ACTUAL    AS ADJUSTED(3)
                                                                               -------   --------------
                                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital............................................................  $59,810      $148,066
  Total assets...............................................................   96,386       184,642
  Long-term debt, including current portion..................................    1,432         1,432
  Shareholders' equity.......................................................   79,919       168,175


---------------
(1) Includes shares outstanding as of June 27, 1997 and 7,500 shares of Common Stock to be sold in the Offering by a Selling Shareholder upon the exercise of an outstanding warrant. Excludes (i) an aggregate of 2,009,362 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1985 Incentive Stock Option and Appreciation Plan, as amended, 1994 Incentive Stock Option and Appreciation Plan and the 1991 Directors Stock Option Plan, as amended (collectively, the "Plans"), and (ii) 6,005,056 shares of Common Stock reserved for future issuance under the Plans. Also excludes 36,000 shares of Common Stock issuable upon the exercise of outstanding warrants.

(2) See Note 1 of Notes to Consolidated Financial Statements incorporated by reference herein.


(3) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company at an assumed public offering price of $37.375 per share, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."

                               ------------------

Except as otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, and (ii) has been adjusted to reflect the three-for-two split effected as a Common Stock dividend distributed on June 9, 1997. Unless the context otherwise specifies, references in this Prospectus to "Computer Horizons" or the "Company" refer to Computer Horizons Corp. and its subsidiaries.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

     Fluctuations in Quarterly Operating Results. The Company's revenues and operating results are subject to significant variation from quarter to quarter. Revenues are subject to fluctuation based upon a number of factors, including the timing and number of client projects commenced and completed during the quarter, delays incurred in connection with projects, the Company's ability to retain key personnel, the ability of the Company to develop, introduce and market new and enhanced services, announcements by the Company or its competitors, the growth rate of the market for IT staffing and solution services, including Year 2000 services, and general economic conditions. Unanticipated termination of a project or the decision by a client not to proceed to the stage of a project anticipated by the Company could result in decreased revenues and lower employee utilization rates which could have a material adverse effect on the Company's business, operating results and financial condition. For example, in the second quarter of 1996, the Company lost a contract with a major client which resulted in a decline in solutions revenues and net income. There can be no assurance that the Company will not experience a similar loss in the future. The principal factors affecting the Company's gross margin are the level of salary and other compensation related expenses necessary to attract and retain qualified technical personnel and the mix of staffing versus solutions business during the quarter. Compensation levels can be impacted by a variety of factors including competition for highly-skilled employees and inflation. The Company's operating results are also subject to fluctuation as a result of other factors including the accuracy of estimates of fixed-price projects, employee utilization rates and extraordinary events such as acquisitions or litigation. The Company's operating results may also be affected in the future by the licensing of its Signature 2000 Toolset which it has recently begun to offer to third parties. To date, the Company has only licensed the software to one client and there can be no assurance that it will be successful in its future licensing activities. However, to the extent the Company does license its software, the revenues from such licensing activities may result in significant fluctuations in the Company's revenues and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company has from time to time disclosed bookings for its Year 2000 services business. These bookings include projects which the Company has been advised that it has been awarded the business but which are not yet subject to contractual arrangements as well as projects which are subject to fully executed contracts. In addition, to the extent that the project is not being undertaken on a fixed-price basis, bookings are based on the Company's estimate of billings expected to result from such project. There can be no assurance that the amounts included in bookings at any given time will result in revenues being recognized in the time frame anticipated by the Company or at all. As a result, bookings should not be relied upon as an indication of revenues in any future period.



     Due to all of the foregoing factors, in some future quarter or quarters the Company's operating results may be below the expectations of securities analysts and investors. For example, in the second quarter of 1996, the Company failed to meet the expectations of securities analysts as a result of the loss of a contract with a major client. Failure of the Company to meet such expectations would have a material adverse effect on the price of the Company's Common Stock. See "-- Potential Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Recruitment and Retention of IT Professionals. The Company's business is labor intensive and depends to a large extent on its ability to attract, train, motivate and retain highly-skilled IT professionals and project managers. The Company must continually identify and recruit technical personnel for both its staffing and solutions businesses to fill new positions and to replace employees who have left the Company. Qualified IT professionals are in great demand worldwide and are likely to remain a limited resource for the foreseeable future. In addition, the IT services industry has experienced high employee turnover rates which have increased in recent periods and the Company's experience has been consistent with such trends. There can be no assurance that the Company will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in retaining existing and future employees and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. In addition, to the extent that the number of companies in the IT services industry increases and such companies seek to expand their employee bases, the competition for skilled employees and the compensation being offered to such employees is likely to increase. As a result of the foregoing, the Company may in the future be required to incur higher recruiting expenses and increase its compensation levels, either of which could have a material adverse effect on its business, operating results and financial condition. See "Business -- Recruiting and Human Resources."


     Risks Associated with Year 2000 Business; Risks Associated with New Services. The Company expects to derive a significant percentage of its solutions revenues from Year 2000 services through at least 1999. There can be no assurance that the Company will be successful in increasing its Year 2000 business or, to the extent that such business increases, that the Company will be able to meet the demand for such services on a timely basis. Any failure of the Company to increase such business or meet such demand could have a material adverse effect on the Company's business, operating results and financial condition. While a substantial majority of the Company's current solutions bookings are for Year 2000 projects, the Company expects this demand to begin to decrease as the implementation and testing of many Year 2000 conversion projects is completed. Any such decrease, to the extent it is not offset by an increase in the Company's other businesses, could have a material adverse effect on the Company's business, operating results and financial condition. In addition, by devoting significant resources during the next several years to its Year 2000 services business, the Company's ability to develop, introduce and market new services could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company is seeking to leverage its knowledge of clients' IT systems and applications obtained during Year 2000 projects into additional engagements involving other solutions services including services not previously provided by the Company. The Company's ability to successfully develop new services depends on a number of factors, including its ability to identify and effectively integrate new services into the Company's existing operating structure. The identification and offering of new services in which the Company has little or no experience or expertise could result in a significant diversion of management's attention and place disproportionate demands on the Company's operational, administrative and financial resources. There can be no assurance that the Company will be successful in generating additional business from its Year 2000 clients for other services or that the performance of any new service offerings will meet management's expectations or provide the same gross margins as the Company's existing operations. See "Business -- Services."

     Dependence on Staffing Business. In the year ended December 31, 1996 and the first six months of 1997, the Company's staffing business accounted for approximately 73% and 68% of revenues, respectively. As a result, the Company's future operating results depend in large part on the continued growth and profitability of the Company's staffing business. Any decline in, or failure of the Company's staffing business to grow at anticipated rates, as a result of competition or otherwise, would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Concentration of Revenues; Dependence on Large Projects. The Company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large clients. In the year ended December 31, 1996 and the first six months of 1997, the Company's ten largest clients accounted for approximately 40% and 49% of its revenues, respectively. One customer, AT&T, accounted for approximately 10% and 13% of revenues in the year ended December 31, 1996 and the first six months of 1997, respectively. The volume of work performed for specific clients is likely to vary from year to year, and a major client in one year may not use the Company's services in a subsequent year. For example, in the second quarter of 1996, the Company lost a contract with a major client which resulted in a decline in solutions revenues and net income. The loss of any large client could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Most of the Company's contracts are terminable by the client following limited notice and without significant penalty. In addition, each stage of a project represents a separate contractual commitment at the end of which the client may elect not to proceed to the next stage of the project. There can be no assurance that in the future one or more of the Company's major clients will not terminate a contract, reduce the scope of a large project or elect not to proceed to the stage of a project anticipated by the Company. The cancellation or significant reduction in the scope of a large project could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Clients and Marketing."

     Competition. The markets for the Company's services are highly competitive. The Company believes that the market for IT staffing services is highly fragmented and regionalized. As a result, in addition to competing with larger providers of IT staffing services such as Cap Gemini SA, Computer Task Group, Inc., Keane, Inc. and Mastech Corporation, the Company also competes with a large number of regional providers of staffing services. In addition, the Company competes for staffing projects with the information systems groups of its prospective clients. In its solutions business, including its Year 2000 services business, the Company competes with consulting and system integration firms, including Analysts International Corporation, Andersen Consulting, CIBER, Inc., Computer Sciences Corporation, Electronic Data Systems Corp., Information Management Resources, Inc., International Business Machines Corporation, Keane, Inc. and the "Big Six" accounting firms. The Company also competes in the IT solutions market with vendors of application software. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from other established and emerging companies. Increased competition may result in greater pricing pressure which could have a material adverse effect on the Company's operating results.

     The Company believes competition will continue to intensify as the market for IT services continues to develop and competitors focus on additional service offerings such as Year 2000 services and European Monetary Union ("EMU") conversion services. There can be no assurance that other companies will not develop services, products and marketing approaches that will be more successful than those of the Company. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in clients' requirements, or to devote greater resources to the development, promotion, sale and support of their services and products than the Company. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to increase the ability of their services or products to address the staffing and solutions needs of the Company's prospective clients. Accordingly, it is possible that new competitors, alliances among competitors or alliances between competitors and third parties may emerge and acquire significant market share. If this were to occur, it could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company believes that the principal competitive factors in its market include quality of services and deliverables, speed of development and implementation, price, project management capability and technical and business expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate project managers and other IT professional staff, the development by others of software that is competitive with the Company's services and products and the extent of its competitors' responsiveness to client needs. There can be no assurance that the Company can maintain its competitive position against current and potential competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Competition."

     Risks of Technological Change and Evolving Industry Standards. The IT services industry is characterized by rapid technological change, changing client requirements and new service and product introductions. The introduction of competitive IT solutions embodying new technologies and the emergence of new industry standards may render the Company's existing IT solutions or underlying technologies obsolete or unmarketable. As a result, the Company will be dependent in large part upon its ability to develop new IT solutions that address the increasingly sophisticated needs of its clients, keep pace with new competitive service and product offerings and emerging industry standards and achieve broad market acceptance. There can be no assurance that the Company will be successful in developing and marketing new IT solutions that respond to technological change, changing client requirements or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new IT solutions or that its IT solutions will adequately meet the requirements of the marketplace and achieve market acceptance. See "Business -- Services."

     Fixed-Price Contracts. The Company offers certain of its services on a fixed-price rather than on a time and materials or best efforts basis. Although the Company draws upon the past experience of its project managers and senior technical personnel to estimate the cost of performing fixed-price projects, the Company has a limited history upon which to base such estimates. Since under the terms of such contracts the Company bears the risk of cost overruns and inflation in connection with these projects, the Company's failure to estimate accurately the resources and time required for a project or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the Company's operating results and financial condition. In the past, the Company has been required to commit unanticipated additional resources to complete certain projects, which negatively affected the Company's profitability on such projects and there can be no assurance that the Company will not experience similar situations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Failure to Manage Growth and a Changing
Business. The Company has recently experienced a period of significant growth that has placed, and could continue to place, a significant strain on its management and operations. From June 1996 to June 1997, the number of the Company's billable consultants has increased from approximately 2,200 to 2,700 full-time employees and independent contractors, and further increases are expected during the remainder of 1997. The Company has also expanded geographically by opening new offices and it intends to open additional offices which will require that the Company successfully replicate its current business model in remote locations. In addition, the Company is seeking to further expand its solutions business, including its Year 2000 services business. The Company's ability to manage future growth, if any, will require the Company to continually enhance its operational and financial control systems, implement new systems as necessary, and will depend on its ability to attract, train, assimilate and retain qualified personnel. The Company is in the process of identifying a new accounting system which it intends to begin implementing in late 1997 in order to provide it with the flexibility to address the variations in billing arrangements required for its solutions business. Although the Company intends to run its existing and new systems in parallel for some period of time, there can be no assurance that the Company will not experience difficulties in the operation of its new accounting system which could result in delays or disruptions in billing its clients. Any significant delays or disruptions in the Company's billing cycle could have a material adverse effect on the Company's operating results in the affected period. The failure of the Company's management to respond effectively to future growth, if any, and the changing nature of its business could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Market Opportunity."


     Risks Associated with Potential Acquisitions. As part of the Company's strategy, it intends to pursue strategic acquisitions. Such acquisitions could present significant challenges to the Company's management. There is significant competition for acquisition opportunities in the IT services industry which may make the completion of acquisitions more difficult and expensive. In addition, some competitors for these acquisition candidates have greater resources than the Company. If the Company is successful in completing acquisitions, it will face numerous risks, including difficulties assimilating new operations and personnel, the need to manage geographically remote businesses and the diversion of management attention from other business concerns. Any acquisition, depending on its size, could result in the use of a significant portion of the Company's cash, or if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's shareholders. Furthermore, there can be no assurance that any acquired service capacity or technology will gain acceptance in the Company's markets. Should the Company's management fail to respond effectively to these challenges, future acquisitions could have a material adverse effect on the Company's business, operating results and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Dependence on Key Personnel. The Company is dependent to a significant extent on the efforts, direction and guidance of its senior management, including John J. Cassese, the Company's Chairman of the Board, President and Chief Executive Officer, and other key personnel. The Company has entered into employment agreements with its executive officers, each of which contains provisions limiting these employees' rights to compete with the Company and hire its employees. The Company maintains and is the beneficiary under a key person life insurance policy in the amount of $3.8 million with respect to Mr. Cassese. The loss of any of the Company's senior management or key personnel and, in particular, Mr. Cassese, or the inability to attract and retain key management personnel in the future, could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with India Joint Venture. The Company is seeking to leverage its relationship with Birla Horizons International, an India-based joint venture between National Engineering Industries Limited ("NEI"), an affiliate of The Birla Group, and the Company (the "Joint Venture") to provide lower-cost, offshore solutions services to its clients. The Board of Directors of the Joint Venture, consisting of an equal number of representatives of the Company and NEI, controls and manages the business of the Joint Venture. In the event of a deadlock among the Board of Directors of the Joint Venture which is not resolved within 15 days, the Company or NEI may terminate the Joint Venture by giving 30 days notice to the other party. If the Joint Venture is terminated as a result of such a deadlock, the non-terminating party will have the right to purchase the terminating party's shares in the Joint Venture at fair market value for a period of 30 days. If the non-terminating party does not purchase such shares during the 30 day period, the terminating party will be entitled to sell its shares in the Joint Venture to a third party. There can be no assurance that the Board of Directors of the Joint Venture will not become deadlocked or that, as a result of such deadlock, the Company or NEI will not have a right to terminate the Joint Venture. Any termination of the Joint Venture, whether arising from a deadlock of the Board of Directors or otherwise, could result in the loss of the Company's offshore outsourcing capabilities. Such a loss could have a material adverse effect on the Company's business, operating results and financial condition.

     Since the Company does not directly oversee the services provided by the Joint Venture, there can be no assurance that such services will be of the same quality as the services provided by the Company. To the extent that there are delays or problems with deliverables provided by the Joint Venture, the Company's relationships with its clients may be adversely affected and the Company may be required to incur expenses to remedy any problems that arise as a consequence, either of which could have a material adverse effect on the Company's business, operating results and financial condition. The Company encountered problems of this nature in connection with an early project involving the Joint Venture's resources. Furthermore, the Company must maintain active satellite communications between its offices and the Joint Venture's offices in order to effectively leverage its relationship with the Joint Venture. Any disruption of the Company's ability to transmit voice and data through satellite communications to India over a prolonged period of time could have a material adverse effect on the Company's business, operating results and financial condition.


     In addition, the Joint Venture is subject to the risks associated with doing business in India. India's central and state governments are significantly involved in the Indian economy as regulators. In the recent past, the government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy. Certain of these benefits that directly affect the Joint Venture include, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. Changes in the business or regulatory climate of India could have a material adverse effect on the Joint Venture's business, operating results and financial condition. In addition, India has experienced significant inflation, shortages of foreign exchange and has been subject to civil unrest. Changes in inflation, interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Birla Horizons International."


     Increasing Significance of Non-U.S. Operations and Risks Associated with International Operations. The Company anticipates that over the next several years it will increase its investment in international operations and that an increasing percentage of its revenues may be generated outside of the U.S. The Company's international operations depend greatly upon business, immigration and technology transfer laws in those countries, and upon the continued development of technology infrastructure. As a result, the Company's business is subject to the risks generally associated with non-U.S. operations including, unexpected changes in regulatory environments, difficulties in managing international operations, dependence on foreign partners, fluctuations in currency exchange rates, longer accounts receivable payment cycles and greater difficulties in collecting accounts receivable, potential foreign tax consequences, including the impact of repatriation of earnings, tariffs and other trade barriers, political unrest and changing conditions in countries in which the Company's services are provided or facilities are located. If any such factors were to render the conduct of business in a particular country undesirable or impracticable, there could be a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Strategy."

     Risks Associated with IT Industry Trend Toward Preferred Vendor Relationships. To reduce their need to manage a large number of IT service providers and to obtain more favorable pricing, certain businesses are seeking to use a limited number of "preferred vendors." The Company believes that this trend toward preferred vendors will become increasingly common in the marketplace, may result in pricing pressure and will decrease the number of available business opportunities. The Company is aggressively pursuing preferred vendor contracts in order to obtain new or additional business from large clients. However, there can be no assurance that the Company will be awarded preferred vendor contracts, and the Company's inability to win such contracts could have a material adverse effect on the Company's business, operating results and financial condition. In addition, while preferred vendor contracts often generate higher volumes, they may result in lower gross margins. As a result, there can be no assurance that the Company will be able to maintain its gross margin if it is awarded preferred vendor contracts. The Company's inability to sustain its gross margins on such contracts could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Strategy."


     Risk of Increased Government Regulation of Immigration. The Company and the Joint Venture in the past have relied and in the future expect to rely increasingly upon attracting and retaining individuals with technical and project management skills from other countries. There is a limit to the number of new H-1B petitions that the Immigration and Nationalization Service may approve in any government fiscal year, and in years, such as this year, in which the limit is reached, the Company may be unable to obtain H-1B visas necessary to bring critical foreign employees to the U.S. Compliance with existing U.S. immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain H-1B employees in the U.S., could increase competition for technical personnel and increase the Company's cost of recruiting and retaining the requisite number of IT professionals which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Birla Horizons International."


     Risks Related to Intellectual Property Protection. The Company relies primarily upon a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual arrangements to protect its proprietary rights. In addition, the Company has applied for one patent in the U.S. related to Time Engineer, a tool which automates certain aspects of the 28 year windowing approach to Year 2000 remediation. There can be no assurance that a patent will be issued pursuant to this application or that, if granted, such patent would survive a legal challenge to its validity or provide significant protection to the Company. Despite the Company's efforts to protect its proprietary rights, there can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary information, that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights or that the Company's competitors will not independently develop similar technology.


     While the Company to date has not received any claims that its intellectual property rights infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future, that the assertion of such a claim will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. The risk of infringement claims against the Company will increase if other parties are able to successfully obtain patents for software products and processes related to the Company's business. In particular, the Company is aware of one issued patent related to a particular method for addressing the Year 2000 problem. If that patent were asserted against the Company and found to be valid, enforceable and infringed by the use of Time Engineer, the Company could be subject to a claim for damages and could be prevented from offering any service or product which uses or incorporates Time Engineer unless it is able to obtain a license on commercially reasonable terms. The Company's revenues to date from the use of Time Engineer have not been material and the Company does not expect such revenues to be material in the future. Any such claims, regardless of their outcome, could result in substantial cost to the Company, require the Company to modify the manner in which it provides services and divert management's attention from the Company's operations, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Intellectual Property Rights."


     Potential Liability to Clients. Much of the Company's business involves projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. While the Company attempts to contractually limit its liability for damages arising from its IT services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or would otherwise protect the Company from liability for damages. While the Company currently maintains general liability insurance, including coverage for errors and omissions, there can be no assurance that the Company will avoid significant claims and attendant publicity. Furthermore, there can be no assurance that the Company's insurance coverage will be adequate or that such coverage will remain available at acceptable costs. Successful claims brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, operating results and financial condition.


     Employment Liability Risks. As a provider of staffing services, the Company places employees (and independent contractors) at its clients' businesses. Risks associated with this activity include possible claims of discrimination and harassment, liabilities for errors and omissions by the Company's employees (and independent contractors), misuse of client proprietary information or intellectual property, injury to Company or client employees, misappropriation of client property, other criminal activity, torts and other similar claims. In certain circumstances, the Company may be held responsible for the actions of persons not under the Company's direct control. While the Company has not had significant problems with respect to such employment liability, there can be no assurance that the Company will not experience such problems in the future.



     Broad Discretion in Use of Proceeds. All of the net proceeds to be received by the Company in connection with this Offering will be allocated to working capital and general corporate purposes. Accordingly, management of the Company will have broad discretion with respect to the expenditure of such proceeds. In particular, the Company could use a portion of these funds for the acquisition of complementary businesses, products and technologies, although it has no present agreements or commitments with respect to any such transaction. There can be no assurance that the Company will deploy these proceeds in a manner that enhances shareholder value. See "-- Risks Associated with Potential Acquisitions" and "Use of Proceeds."



     Offering to Benefit Principal Selling Shareholder. The Offering will provide a substantial benefit to John J. Cassese, the Company's Chairman of the Board, President and Chief Executive Officer. Based upon an assumed public offering price of $37.375 per share, Mr. Cassese will receive net proceeds from the Offering, after deduction of underwriting discounts and commissions, of approximately $17.5 million. See "Principal and Selling Shareholders."


     Potential Volatility of Stock Price. The trading price of the Company's Common Stock has been subject to significant fluctuations in the past. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, particularly among technology companies, which often have been unrelated to the operating performance of particular companies. Any announcement with respect to any unfavorable variance in revenues or net income from levels generally expected by securities analysts or investors for a given period would have an immediate and significant effect on the trading price of the Common Stock. In addition, factors such as announcements of technological innovations or new services or products by the Company, its competitors or other third parties, rumors of such innovations or new services or products, changing market conditions in the IT services industry, changes in estimates by securities analysts, announcements of extraordinary events, such as acquisitions or litigation, or general economic conditions may have a significant impact on the market price of the Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against such companies. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a significant diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Price Range of Common Stock."

     Anti-Takeover Provisions. The Company's Board of Directors has the authority to issue up to 150,000 shares of Preferred Stock and to determine the rights, preferences, privileges and restrictions, including voting and conversion rights of such shares, without any further vote or action by the shareholders. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue Preferred Stock. The Company is also subject to the anti-takeover provisions of Section 912 of the New York Business Corporation Law, which will prohibit the

Company from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The application of Section 912 could have the effect of delaying or preventing a change in control of the Company. In addition, the Company has adopted a shareholder rights plan or "poison pill" which would have certain anti-takeover effects. The distribution of the Preferred Stock Purchase Rights, under the terms of the Rights Agreement dated July 9, 1989, as amended, would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. Furthermore, the Company's option plans also provide for acceleration upon certain events resulting in changes of control. Each of the foregoing provisions could delay or make more difficult a merger, tender offer or proxy contest involving the Company. There can be no assurance that such provisions will not have an adverse effect on the value received by the holders of the Company's Common Stock. See "Description of Capital
Stock -- Preferred Stock" and "-- Preferred Stock Rights Plan."

                                USE OF PROCEEDS


     The net proceeds from the sale of 2,500,000 shares of Common Stock offered by the Company, assuming an offering price of $37.375 per share and after deducting underwriting discounts and commissions and estimated offering expenses will be approximately $88.2 million ($104.1 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of the 500,000 shares of Common Stock being offered by the Selling Shareholders.



     The Company intends to use the net proceeds for working capital and other general corporate purposes, including the expansion of its business. The Company may use a portion of the net proceeds to acquire information technology businesses and/or technology, although there can be no assurance that any such acquisition will be made. The Company regularly evaluates acquisition candidates, conducts preliminary discussions and intends to pursue acquisition opportunities available to it. However, the Company does not currently have any agreements with respect to any such acquisition. Pending its use, the Company intends to invest the net proceeds in short-term, investment grade securities. See "Risk Factors -- Risks Associated with Potential Acquisitions" and "-- Broad Discretion in Use of Proceeds."


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol CHRZ. The following table sets forth for each period indicated the high and low closing sales prices for the Common Stock as reported on the Nasdaq National Market. See "Risk Factors -- Potential Volatility of Stock Price."


                                                                        HIGH       LOW
                                                                       ------     ------
    Fiscal Year 1995
      First Quarter..................................................  $ 5.63     $ 3.93
      Second Quarter.................................................    7.22       4.89
      Third Quarter..................................................   10.56       6.78
      Fourth Quarter.................................................   17.78       7.67
    Fiscal Year 1996
      First Quarter..................................................   25.67      12.67
      Second Quarter.................................................   36.00      22.00
      Third Quarter..................................................   28.17      10.00
      Fourth Quarter.................................................   25.83      16.17
    Fiscal Year 1997
      First Quarter..................................................   25.42      16.83
      Second Quarter.................................................   38.88      19.67
      Third Quarter (through August 21, 1997)........................   44.13      34.00



     On August 21, 1997, the last reported sale price of the Common Stock was $37.375 per share. As of June 27, 1997, the Company had approximately 1,100 shareholders of record.


                                DIVIDEND POLICY

     The Company has never paid cash dividends on Common Stock and does not contemplate paying cash dividends on the Common Stock in the foreseeable future. Net income, if any, will be used to finance the development and expansion of the Company's business. Future dividend policy will depend upon the Company's net income, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. In addition, the Company is subject to certain restrictions relating to the payment of dividends under the terms of the notes governing its long-term debt.

                                 CAPITALIZATION


     The following table sets forth as of June 27, 1997: (i) the actual capitalization of the Company; and (ii) the capitalization of the Company as adjusted to reflect the sale hereby of the 2,500,000 shares of Common Stock offered by the Company at an assumed public offering price of $37.375 per share (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company).



                                                                           JUNE 27, 1997
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (IN THOUSANDS)
Long-term debt, including current portion...........................  $  1,432      $   1,432
Shareholders' equity:
  Preferred Stock, $.10 par value; authorized and unissued, 200,000
     shares, including 50,000 shares of Series A....................        --             --
  Common Stock, $.10 par value; authorized, 60,000,000 shares;
     26,336,757 shares issued, actual and 28,844,257 shares issued,
     as adjusted(1).................................................     2,634          2,884
  Additional paid-in capital........................................    32,018        120,024
  Retained earnings.................................................    59,915         59,915
  Treasury stock at cost (1,786,883 shares).........................   (14,648)       (14,648)
                                                                      --------       --------
          Total shareholders' equity................................    79,919        168,175
                                                                      --------       --------
               Total capitalization.................................  $ 81,351      $ 169,607
                                                                      ========       ========


---------------
(1) Excludes (i) an aggregate of 2,009,362 shares Common Stock issuable upon exercise of options outstanding under the Company's Plans as of June 27, 1997, and (ii) 6,005,056 shares of Common Stock reserved for future issuance under the Company's Plans. Also excludes 36,000 shares of Common Stock issuable upon the exercise of outstanding warrants.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated financial data for December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 are derived from, and are qualified by references to, the audited Consolidated Financial Statements incorporated by reference in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes. The income statement data for the years ended December 31, 1992 and 1993, and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from audited consolidated financial statements not included or incorporated by reference in this Prospectus. The selected financial data as of June 27, 1996 and 1997 and for the six months ended June 27, 1996 and 1997 are unaudited and reflect all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to present fairly the data as of such dates and for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                                                                                                   SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                              JUNE 27,
                                ------------------------------------------------------------     ---------------------
                                  1992         1993         1994         1995         1996         1996         1997
                                --------     --------     --------     --------     --------     --------     --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues......................  $102,206     $121,550     $152,192     $200,050     $233,858     $113,063     $145,463
Costs and expenses:
  Direct costs................    74,200       87,800      108,189      140,344      163,272       79,328       99,121
  Selling, general and
    administrative............    23,536       26,256       32,992       42,131       52,146       24,625       31,065
                                --------     --------     --------     --------     --------     --------     --------
Income from operations........     4,470        7,494       11,011       17,575       18,440        9,110       15,277
Other income (expenses):
  Interest income (expense)
    net.......................      (578)        (584)        (638)        (365)        (163)        (124)          35
  Equity in net earnings of
    Joint Venture.............        --           --           --          361          885          443          213
                                --------     --------     --------     --------     --------     --------     --------
Income before income taxes....     3,892        6,910       10,373       17,571       19,162        9,429       15,525
Income taxes..................     1,866        3,206        4,687        7,664        7,930        3,989        6,600
                                --------     --------     --------     --------     --------     --------     --------
Net income....................  $  2,026     $  3,704     $  5,686     $  9,907     $ 11,232     $  5,440     $  8,925
                                ========     ========     ========     ========     ========     ========     ========
Net income per share(1).......  $   0.10     $   0.16     $   0.27     $   0.42     $   0.44     $   0.21     $   0.35
                                ========     ========     ========     ========     ========     ========     ========
Weighted average number of
  shares outstanding(1).......    20,436       22,491       21,387       23,364       25,461       25,453       25,770

                                                        DECEMBER 31,                                   JUNE 27,
                                ------------------------------------------------------------     ---------------------
                                  1992         1993         1994         1995         1996         1996         1997
                                --------     --------     --------     --------     --------     --------     --------
                                                        (IN THOUSANDS, EXCEPT OPERATING DATA)
BALANCE SHEET DATA:
  Working capital.............   $20,317      $17,531      $20,484      $39,224      $50,562      $43,827      $59,810
  Total assets................    41,249       40,600       49,150       76,037       88,412       79,984       96,386
  Notes payable -- banks......        --           --        3,200           --           --           --           --
  Long-term debt, including
    current portion...........     8,572        7,399        5,844        5,684        3,299        3,299        1,432
  Shareholders' equity........   $26,856      $25,689      $29,917      $54,267      $68,814      $61,232      $79,919
OPERATING DATA:
  Billable consultants(2).....     1,181        1,376        1,879        2,206        2,510        2,193        2,657
  Branch offices(3)...........        29           30           33           39           43           39           45

---------------
(1) See Note 1 of Notes to Consolidated Financial Statements incorporated by reference in this Prospectus.
(2) Does not include billable consultants employed by the Joint Venture.
(3) Includes offices of the Joint Venture.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

OVERVIEW

     Computer Horizons is a diversified information technology services company that provides staffing and solutions services, including its Year 2000 services, to major corporations. In 1996, the Company provided services to 46 of the Fortune 100 companies, accounting for approximately 60% of the Company's revenues in that year.

     The Company was founded in 1969 as a provider of IT staffing resources. From 1969 to 1992, the Company expanded through internal growth and acquisitions to become a national provider of IT staffing resources. In 1992, the Company commenced a strategic initiative to expand its business to provide solutions services. The primary motivation for the initiative was to provide more value added services to clients and to improve the Company's profitability. The Company has been successful in generating repeat business from existing clients, with more than 90% of revenues in each of 1994, 1995 and 1996 having been generated from clients that were also clients during the prior year.

     The Company's staffing business accounted for approximately 73% and 68% of total revenues in the year ended December 31, 1996 and the first six months of 1997, respectively. As a result, the Company's future operating results depend in large part on the continued growth and profitability of the Company's staffing business. Virtually all of the revenues derived from the staffing business are based on time and materials billing arrangements under contracts which are generally cancelable upon short notice. See "Risk Factors -- Dependence on Staffing Business."


     The Company's solutions offerings consist of Year 2000 services, application development, conversions/migrations, legacy maintenance outsourcing, enterprise network management and knowledge transfer and training. During the five year period from 1992 to 1996, revenues from the Company's solutions business grew from approximately $2.0 million to $63.0 million. The solutions business, including Year 2000 services, accounted for approximately 27% and 32% of revenues in the year ended December 31, 1996 and in the first six months of 1997, respectively. Revenues from Year 2000 services increased significantly as a percentage of solutions revenues in the first six months of 1997, representing a majority of total solutions revenues. While the Company expects to derive a significant percentage of its solutions revenues from Year 2000 services through at least 1999, the Company expects this demand to begin to decrease as the implementation and testing of many Year 2000 conversion projects is completed. Any such decrease, to the extent that it is not offset by an increase in the Company's other businesses, could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk
Factors -- Risks Associated with Year 2000 Business; Risks Associated with New Services."



     The Company provides its services primarily to businesses in four industry sectors. For the years ended December 31, 1995 and 1996 and for the first six months of 1997, financial services clients represented approximately 29%, 29% and 31%, respectively, of the Company's total revenues.

Financial services clients include those in insurance, brokerage, banking and non-depository credit institutions.


     Telecommunications clients represented approximately 20%, 24% and 25% of total revenues for the years ended December 31, 1995 and 1996 and for the first six months of 1997, respectively. Manufacturing sector clients were approximately 24%, 20% and 15% for the years ended December 31, 1995 and 1996 and for the first six months of 1997, respectively. For the Company's services sector, which includes business services and computer processing services, total revenues totaled approximately 12%, 11% and 8% for the years ended December 31, 1995 and 1996 and for the first six months of 1997, respectively.


     The Company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large clients. In the year ended December 31, 1996 and the first six months of 1997, the Company's 10 largest clients accounted for approximately 40% and 49% of its revenues, respectively. One client, AT&T, accounted for approximately 10% and 13% of revenues in the year ended December 31, 1996 and the first six months of 1997, respectively. The volume of work performed for specific clients is likely to vary from year to year, and a major client in one year may not use the Company's services in a subsequent year. For example, in the second quarter of 1996, the Company lost a contract with a major client which resulted in a decline in solutions revenues and net income. The loss of any large client could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Concentration of Revenues; Dependence on Large Projects."

     To address the Year 2000 opportunity, the Company invested in the development of a proprietary methodology and toolset. All of the costs of such development were expensed as incurred. The toolset, known as the Signature 2000 Toolset, was initially intended to be a driver for the sale of services and not to generate product sales. However, the Company has recently begun offering to license the Signature 2000 Toolset. To date, only one client, a major defense contractor, has licensed the toolset for its internal use.


     The Company provides solutions services to clients on either a time and materials basis, fixed-price basis or a best efforts basis, which is a time and material arrangement whereby the Company must seek authorization from the client before exceeding the fee estimate in the contract. For services performed on a time and materials basis or a best efforts basis, the Company recognizes revenues as services are performed. Revenues from fixed-fee contracts are recognized under the percentage of completion method, with revenues and gross profit adjustments made when required to reflect revisions in estimated total costs and contract values. In fixed-fee arrangements, the Company bears the risks of costs overruns and, generally, inflation. To mitigate this risk, the Company seeks to carefully define the expectations and deliverables in detailed statements of work. During the year ended December 31, 1996 and the first six months of 1997, revenues from fixed-fee contracts represented approximately 5% and 9%, respectively, of total revenues. The increase in fixed-fee contracts is directly related to the increase in the Company's Year 2000 services business. See "Risk Factors -- Fixed-Price Contracts."


     The Company's direct costs consist of salaries and benefits for its billable IT consultants (including independent contractors), and represents the Company's most significant expense. Because of the increasing demand for IT professionals worldwide, the Company is experiencing inflationary pressure on wages. Such inflationary pressures are more significant in the solutions business. A contributing factor to the increasing demand is believed to be the projected resources needed to correct the Year 2000 problem. There can be no assurance that the Company will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in retaining existing and future employees and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. In addition, to the extent that the number of companies in the IT services industry increases and such companies seek to expand their employee bases, the competition for skilled employees and the compensation to be offered to such employees is likely to increase. As a result of the foregoing, the

Company may in the future be required to incur higher recruiting expenses and increase its compensation levels, either of which could have a material adverse effect on its business, operating results and financial condition. Since the Company's IT professionals are "at will" employees, a substantial portion of its expenses are variable. Accordingly, the Company believes that it has the ability to adjust expense levels to account for changing market conditions. See "Risk Factors -- Recruitment and Retention of IT Professionals."


     Selling, general and administrative expenses consist principally of salaries, commissions and related benefit costs for its corporate and support staff, sales and marketing and recruiting personnel. As of June 27, 1997, the Company had approximately 430 selling, general and administrative personnel, including approximately 100 full-time recruiters.


     In 1995, the Company entered into a joint venture with NEI, an affiliate of The Birla Group, a large multinational conglomerate located in India. The purpose of the equally owned joint venture is to facilitate bringing staffing resources to the U.S. as well as to perform certain IT services in India at costs significantly lower than those in the U.S. The Joint Venture is accounted for in the Company's financial statements using the equity method of accounting, whereby the Company's 50% share of the Joint Venture's net income or loss is recorded as other income or loss. See "Risk Factors -- Risks Associated with India Joint Venture."


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of revenues for the periods indicated:


                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          JUNE 27,
                                                -------------------------     -----------------
                                                1994      1995      1996      1996        1997
                                                -----     -----     -----     -----       -----
Revenues......................................  100.0%    100.0%    100.0%    100.0%      100.0%
Costs and expenses:
  Direct costs................................   71.1      70.1      69.8      70.1        68.1
  Selling, general and administrative.........   21.7      21.0      22.3      21.8        21.4
                                                -----     -----     -----     -----       -----
Income from operations........................    7.2       8.9       7.9       8.1        10.5
Other income (expense):
  Interest expense, net.......................   (0.4)     (0.2)     (0.1)     (0.2)         --
  Equity in net earnings of Joint Venture.....     --       0.2       0.4       0.4         0.1
                                                -----     -----     -----     -----       -----
Income before income taxes....................    6.8       8.9       8.2       8.3        10.6
Income taxes:
  Current.....................................    3.3       4.1       3.6       4.0         5.0
  Deferred....................................   (0.2)     (0.2)     (0.2)     (0.5)       (0.5)
                                                -----     -----     -----     -----       -----
Net income....................................    3.7%      5.0%      4.8%      4.8%        6.1%
                                                =====     =====     =====     =====       =====


SIX MONTHS ENDED JUNE 27, 1997 COMPARED TO SIX MONTHS ENDED JUNE 27, 1996

     Revenues. Revenues increased from $113.1 million in the first six months of 1996 to $145.5 million in the first six months of 1997, an increase of $32.4 million or 29%. Staffing revenues increased from $77.0 million in the first six months of 1996 to $98.9 million in the first six months of 1997, an increase of $21.9 million or 28%. Solutions revenues, including Year 2000 services, increased from $36.1 million in the first six months of 1996 to $46.6 million in the first six months of 1997, an increase of $10.5 million or 29%. Year 2000 services revenues increased from $2.5 million in the first six months of 1996 to $27.8 million in the first six months of 1997, an increase of $25.3 million. The Company's Year 2000 business accounted for approximately 2% of total revenues in the first six months of 1996 versus approximately 19% of total revenues in the first six months of 1997. Solutions revenues, excluding Year 2000 services, decreased from $33.6 million in the first six months of 1996 to $18.8 million in the first six months of 1997, a decrease of $14.8 million or 44%. Approximately $8.0 million of the decrease is related to the loss of a contract with a major client in the second quarter of 1996. The remainder of the decrease is attributable to a shift in client demand and the Company's increased focus on its Year 2000 business.

     Direct Costs. Direct costs increased from $79.3 million in the first six months of 1996 to $99.1 million in the first six months of 1997. Gross margin increased from 29.9% in the first six months of 1996 to 31.9% for the first six months of 1997. The increase in gross margin was primarily due to stable margins in the Company's staffing business and an increase in the Company's higher margin Year 2000 business. The Company's margins are subject to fluctuation due to a number of factors, including the level of salary and other compensation related expenses necessary to attract and retain qualified technical personnel and the mix of staffing versus solutions business during a particular quarter. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

     Selling, General and Administrative. Selling, general and administrative expenses increased in absolute dollars from $24.6 million in the first six months of 1996 to $31.1 million in the first six months of 1997, an increase of $6.5 million or 26.2%. As a percentage of revenues, selling, general and administrative expenses decreased slightly from 21.8% of revenues in the first six months of 1996 to 21.4% of revenues in the first six months of 1997. The increase in selling, general and administrative expenses in absolute dollars was primarily a result of salaries and commissions for additional sales and recruiting personnel and, to a lesser extent, growth in the Company's general and administrative infrastructure.


     Income from Operations. Operating margins increased from 8.1% in the first six months of 1996 to 10.5% in the first six months of 1997. This increase was primarily due to an increase in the Company's higher margin Year 2000 solutions business. The Company's business is labor-intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates, as well as to payroll costs. However, there can be no assurance that the Company will be able to recover any cost increases through increased billing rates.


     Other Income. Other income decreased from $0.3 million in the first six months of 1996 to $0.2 million in the first six months of 1997, a decrease of approximately $0.1 million or 22.3%. This decrease was primarily the result of a decrease in earnings from the Joint Venture, which was offset in part by a decrease in net interest expense. The Joint Venture's decreased earnings in the first six months of 1997 were primarily due to costs associated with increased headcount, particularly in marketing and project management personnel as it expanded its solutions business. The Company expects that the Joint Venture will continue to make significant investments in personnel which will result in continued lower earning levels for the Joint Venture in the second half of 1997.

     Provision for Income Taxes. The effective tax rate for federal, state and local income taxes was 42.3% and 42.5% in the first six months of 1996 and 1997, respectively.

     Net Income. Net income increased from $5.4 million in the first six months of 1996 to $8.9 million in the first six months of 1997, an increase of $3.5 million or 64.1%. Net income per share increased from $0.21 in the first six months of 1996 to $0.35 in the first six months of 1997 on higher weighted average shares outstanding (25.5 million versus 25.8 million). All net income per share and share amounts have been adjusted to reflect a three-for-two split effected as a Common Stock dividend distributed on June 9, 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues. Revenues increased from $200.1 million in the year ended December 31, 1995 to $233.9 million in the year ended December 31, 1996, an increase of $33.8 million or 17%. Staffing revenues increased from $140.9 million in the year ended December 31, 1995 to $170.7 million in the year ended December 31, 1996, an increase of $29.8 million or 21%. Solutions revenues, including Year 2000 services, increased from $59.1 million in the year ended December 31, 1995 to

$63.2 million in the year ended December 31, 1996, an increase of $4.1 million or 7%. Year 2000 revenues increased from nil in the year ended December 31, 1995 to $10.4 million in the year ended December 31, 1996. Solutions revenues, excluding Year 2000 services, decreased from $59.1 million in the year ended December 31, 1995 to $52.7 million in the year ended December 31, 1996, a decrease of $6.4 million or 11%. The decrease in solutions revenues, excluding Year 2000 services, was primarily related to the loss of a contract with a major client in the second quarter of 1996.



     Direct Costs. Direct costs increased from $140.3 million in the year ended December 31, 1995 to $163.3 million in the year ended December 31, 1996. Gross margin increased from 29.9% in the year ended December 31, 1995 to 30.2% in the year ended December 31, 1996. The increase in gross margin was primarily due to stable margins in the Company's staffing business and an increase in the Company's higher margin Year 2000 business. The Company's margins are subject to fluctuation due to a number of factors, including the level of salary and other compensation related expenses necessary to attract and retain qualified technical personnel and the mix of staffing versus solutions business during a particular quarter. See "Risk Factors -- Fluctuations in Quarterly Operating Results."


     Selling, General and Administrative. Selling, general and administrative expenses increased in absolute dollars from $42.1 million in the year ended December 31, 1995 to $52.1 million in the year ended December 31, 1996, an increase of $10.0 million or 23.8%. As a percentage of revenues, selling, general and administrative expenses increased from 21.0% in the year ended December 31, 1995 to 22.3% in the year ended December 31, 1996. The increase in selling, general and administrative expenses in 1996 was primarily a result of salaries and commissions for additional personnel, infrastructure necessary to pursue large, high profile opportunities, and marketing expenses incurred to raise the Company's visibility through public relations, trade shows and conferences.


     Income from Operations. Income from operations increased from $17.6 million in the year ended December 31, 1995 to $18.4 million in the year ended December 31, 1996, an increase of $0.8 million or 4.9%. Operating margins decreased from 8.8% in the year ended December 31, 1995 to 7.9% in the year ended December 31, 1996. The increase in absolute dollars was attributable to increased revenues and improved gross margins, offset by the impact of the unexpected termination of a large contract in the second quarter of 1996 and the increase in selling, general and administrative expenses in 1996. The Company's business is labor-intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates, as well as to payroll costs. However, there can be no assurance that the Company will be able to recover any cost increases through increased billing rates.


     Other Income. Other income increased from nil in the year ended December 31, 1995 to $0.7 million in the year ended December 31, 1996. This increase was primarily a result of reduced interest expenses as the Company reduced its outstanding debt with a portion of the net proceeds from its June 1995 public offering and by the increased earnings of the Joint Venture.

     Provision for Income Taxes. The effective tax rate for federal, state and local income taxes was 43.6% and 41.4% in the years ended December 31, 1995 and 1996, respectively. The 1996 rate reflects an increase in undistributed earnings of the Joint Venture for which taxes have not been provided.

     Net Income. Net income increased from $9.9 million in the year ended December 31, 1995 to $11.2 million in the year December 31, 1996, an increase of $1.3 million or 13.4%. Net income increased from $0.42 per share in the year ended December 31, 1995 to $0.44 per share in the year ended December 31, 1996. All net income per share and share amounts have been adjusted to reflect a three-for-two split effected as a Common Stock dividend distributed on June 9, 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth consolidated statements of operations data for the six quarters in the period ended June 27, 1997, both in dollar amounts and as percentages of revenues. This information has been derived from unaudited financial statements that, in the Company's opinion, reflect all normal recurring adjustments that the Company considers necessary to present a fair statement of the results of operations in the quarterly periods. The data set forth should be read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated by reference in this Prospectus. The operating results for any quarter are not necessarily indicative of results for future quarters.

                                                               QUARTER ENDED
                                      ----------------------------------------------------------------
                                      MAR. 29,   JUNE 27,   SEPT. 27,   DEC. 31,   MAR. 31,   JUNE 27,
                                        1996       1996       1996        1996       1997       1997
                                      --------   --------   ---------   --------   --------   --------
                                                               (IN THOUSANDS)
Revenues............................  $ 57,031   $ 56,032    $ 57,275   $ 63,520   $ 69,749   $ 75,714
Direct costs........................    39,368     39,960      39,756     44,188     47,899     51,222
Selling, general and
  administrative....................    12,120     12,505      13,177     14,344     14,955     16,110
                                      --------   --------    --------   --------   --------   --------
Income from operations..............     5,543      3,567       4,342      4,988      6,895      8,382
Interest income (expense), net......      (41)       (83)        (16)       (23)         35         --
Equity in net earnings of Joint
  Venture...........................       213        230         200        242        150         63
                                      --------   --------    --------   --------   --------   --------
Income before income taxes..........     5,715      3,714       4,526      5,207      7,080      8,445
Income taxes........................     2,413      1,576       1,893      2,048      2,998      3,602
                                      --------   --------    --------   --------   --------   --------
Net income..........................  $  3,302   $  2,138    $  2,633   $  3,159   $  4,082   $  4,843
                                      ========   ========    ========   ========   ========   ========


                                                         AS A PERCENTAGE OF REVENUES
                                       ----------------------------------------------------------------
                                       MAR. 29,   JUNE 27,   SEPT. 27,   DEC. 31,   MAR. 31,   JUNE 27,
                                         1996       1996       1996        1996       1997       1997
                                       --------   --------   ---------   --------   --------   --------
Revenues..............................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
Direct costs..........................     69.0       71.3        69.4       69.6       68.7       67.6
Selling, general and administrative...     21.3       22.3        23.0       22.6       21.4       21.3
                                          -----      -----      ------      -----      -----      -----
Income from operations................      9.7        6.4         7.6        7.8        9.9       11.1
Interest income (expense), net........     (0.1)      (0.2)         --         --        0.1         --
Equity in net earnings of Joint
  Venture.............................      0.4        0.4         0.3        0.4        0.2        0.1
                                          -----      -----      ------      -----      -----      -----
Income before income taxes............     10.0        6.6         7.9        8.2       10.2       11.2
Income taxes..........................      4.2        2.8         3.3        3.2        4.3        4.8
                                          -----      -----      ------      -----      -----      -----
Net income............................      5.8%       3.8%        4.6%       5.0%       5.9%       6.4%
                                          =====      =====      ======      =====      =====      =====


     The Company's revenues and operating results are subject to significant variation from quarter to quarter. Revenues are subject to fluctuation based upon a number of factors, including the timing and number of client projects commenced and completed during the quarter, delays incurred in connection with projects, the Company's ability to retain key personnel, the ability of the Company to develop, introduce and market new and enhanced services, announcements by the Company or its competitors, the growth rate of the market for IT staffing and solutions services, including Year 2000 services and general economic conditions. Unanticipated termination of a project or the decision by a client not to proceed to the stage of a project anticipated by the Company could result in decreased revenues and lower employee utilization rates which could have a material adverse effect on the Company's business, operating results and financial condition. For example, in the second quarter of 1996, the Company lost a contract with a major client which resulted in a decline in solutions revenues and net income. There can be no assurance that the Company will not experience a similar loss in the future.

     The principal factors affecting the Company's gross margin are the level of salary and other compensation related expenses necessary to attract and retain qualified technical personnel and the mix of staffing versus solutions business during the quarter. Compensation levels can be impacted by a variety of factors including competition for highly-skilled employees and inflation. The Company's operating results are also subject to fluctuation as a result of other factors including the accuracy of estimates of fixed-price projects, employee utilization rates and extraordinary events such as acquisitions or litigation. The Company's operating results may also be affected in the future by the licensing of its Signature 2000 Toolset which it has recently begun to offer to third parties. To date, the Company has only licensed the software to one client and there can be no assurance that it will be successful in its future licensing activities. However, to the extent the Company does license its software, the revenues from such licensing activities may result in significant fluctuations in the Company's revenues and operating results. See "Risk
Factors -- Fluctuations in Quarterly Operating Results."


     The Company has from time-to-time disclosed bookings for its Year 2000 services business. These bookings include projects which the Company has been advised that it has been awarded the business but which are not yet subject to contractual arrangements as well as projects which are subject to fully executed contracts. In addition, to the extent that the project is not being undertaken on a fixed-price basis, bookings are based on the Company's estimate of billings expected to result from such project. There can be no assurance that the amounts included in bookings at any given time will result in revenues being recognized in the time frame anticipated by the Company or at all. As a result, bookings should not be relied upon as an indication of revenues in any future period.


LIQUIDITY AND CAPITAL RESOURCES

     Since 1994, the Company has financed its operations primarily through the public sale of its Common Stock, borrowing under its bank lines of credit and cash generated from operations. At June 27, 1997, the Company had $3.8 million in cash and cash equivalents, $59.8 million in working capital and no borrowings under its bank lines of credit. As an employee-based services company which pays its workforce bi-weekly, growth places increasing demands on cash balances.


     Net cash used in operating activities was $6.0 million for the first six months of 1997 primarily as a result of an increase in accounts receivable, largely due to growth in the Company's solutions business. In the years ended December 31, 1995 and 1996, net cash provided by operating activities was $1.9 million and $4.9 million, respectively, consisting primarily of net income, offset in part by an increase in accounts receivable.


     Net cash used in investing activities was $6.1 million, $2.5 million and $1.5 million in the years ended December 31, 1995 and 1996 and the first six months of 1997, respectively. Net cash used in investing activities in 1995 consisted primarily of approximately $3.0 million of additional goodwill resulting from earn-out provisions in connection with the Company's acquisition of Unified Systems Solutions, Inc. and Strategic Outsourcing Services, Inc., the purchase of furniture and equipment and the establishment of client-specific outsourcing centers. Net cash used in investing activities in the year ended December 31, 1996 and the first six months of 1997 consisted primarily of purchases of equipment and furniture.

     Net cash provided by financing activities was $11.1 million and $0.3 million in the year ended December 31, 1995 and the first six months of 1997, respectively. Net cash provided by financing activities in 1995 consisted primarily of $13.3 million in net proceeds from the Company's public offering of Common Stock, offset in part by the repayment following the offering of outstanding bank debt of $6.0 million. For the year ended December 31, 1996, net cash used in financing activities was $0.7 million, resulting primarily from the scheduled repayment of long-term debt.

     At June 27, 1997, the Company had a current ratio position of 5.0 to 1, no long-term debt and no outstanding borrowings under its two unsecured discretionary lines of credit for $10.0 million and $15.0 million, respectively. The $10.0 million line of credit bears interest at a rate of LIBOR plus fifty basis points (6.625% as of June 27, 1997) and the $15.0 million line of credit bears interest at a rate to be mutually agreed upon by the bank and the Company at the time of borrowing. The Company also has outstanding two long-term notes each bearing interest at a rate of 9.55%. As of June 27, 1997, approximately $1.4 million remained outstanding under the Notes and will become due on April 15, 1998.

     The Company believes that the net proceeds of the Offering received by the Company, together with cash flow from operations and existing cash balances will be sufficient to meet its working capital and capital expenditure requirements at least through 1998.

ACCOUNTS RECEIVABLE


     The Company's accounts receivable were $44.7 million, $54.3 million and $68.7 million at December 31, 1995, December 31, 1996 and June 27, 1997, respectively. Days sales outstanding for the Company were 71 days at December 31, 1995, 77 days at December 31, 1996 and 82 days at June 27, 1997. The increase in days sales outstanding is directly related to the Company's expanding solutions business. Billing and collection processes associated with the Company's solutions business as opposed to standard time and material contracts in the staffing business contribute to longer days sales outstanding because of several factors, including: (i) fixed deliverable-based billing periods, as opposed to weekly or bi-weekly; (ii) longer contract finalization periods before initial billings can proceed; and (iii) more complicated billing data, requiring greater accumulation and processing time for invoicing clients.


EFFECTS OF INFLATION

     The Company's most significant costs are salaries and related benefits for its consultants and other professionals. Compensation levels for IT professionals with the specialized skills necessary to perform services provided by the Company have increased at a rate greater than that of general wage inflation. As a result, the Company must adequately anticipate these salary/benefit increases, particularly when pricing fixed-fee contracts. There can be no assurance that the Company will be able to recover these cost increases through increased billing rates. See "Risk Factors -- Recruitment and Retention of IT Professionals" and "-- Fixed-Price Contracts."

                                    BUSINESS

OVERVIEW


     The Company is a diversified IT services company that provides IT staffing and solutions services, including Year 2000 services, to major corporations. Founded in 1969 as a provider of IT staffing resources, the Company has expanded through internal growth and acquisitions to become a leading national provider of IT staffing services. In recent years, the Company has leveraged its existing client base and expanded its role as a leading provider of IT services by offering its clients various IT solutions services, including application development, conversions/migrations, legacy maintenance outsourcing, enterprise network management and knowledge transfer and training. The Company was an early entrant into the Year 2000 market and offers a Year 2000 solution based upon its proprietary Signature 2000 Toolset. The Company's Year 2000 solution covers all phases of Year 2000 projects from assessment through full compliance. The Company's Year 2000 services business, which represented approximately 2% of the Company's revenues in the first six months of 1996, accounted for approximately 19% of its revenues in the first six months of 1997. The Company offers its services domestically and internationally through a network of 45 offices, located in 21 states, the District of Columbia, Canada, England and India (including the offices of the Joint Venture). The Company markets its services primarily to Fortune 500 companies with significant information technology budgets and recurring staffing or software development needs. The Company believes that its ability to offer a broad range of staffing and solutions services and its established relationships with many Fortune 500 companies provide it with significant advantages in the IT services market.


MARKET OPPORTUNITY


     The demand for IT services has grown dramatically as business computing needs have changed. Increased competition, globalization and rapid technological change are forcing organizations to make fundamental changes in their business processes. Increasingly, organizations are addressing issues such as the need to improve quality, shorten time to market and reduce costs by utilizing IT solutions that facilitate rapid and flexible collection, analysis and dissemination of information. As a result, an organization's ability to effectively utilize new IT solutions in a cost-effective manner has become critical in today's increasingly competitive business environment. During this time of increasing reliance on IT, rapid technological change and other challenges, such as the need for Year 2000 conversions, have strained the capabilities of the internal IT departments within these organizations. As a result of these factors and the need to focus their resources on core competencies, large corporations are increasingly outsourcing these functions to third party vendors of IT services.



     IDC estimates that worldwide outsourcing spending was approximately $86 billion in 1996, and projects that such spending will grow to $140 billion in 2001. Furthermore, the Gartner Group estimates that the worldwide cost of fixing the Year 2000 problem to be between $300 and $600 billion. The Year 2000 problem, which prevents existing software applications from properly interpreting dates after 1999, represents a significant opportunity for IT service providers. While the Year 2000 problem clearly impacts legacy systems, it also extends beyond legacy systems, as many newer systems have been constructed to interoperate with legacy systems, and therefore have adopted the same programming practice with regard to information describing the date. Solutions to the Year 2000 problem include: (i) renovation of existing applications with Year 2000 compliant code; (ii) replacement of existing software with Year 2000 compliant software; and (iii) re-engineering of legacy applications to Year 2000 compliant client/server technologies.


     The IT services industry is highly fragmented, with a large number of providers, including IT staffing organizations, solutions providers and providers of both staffing and solutions services. Professional staffing organizations provide technical staffing to meet the needs of organizations for particular skillsets or to accomplish critical, time sensitive projects. Solutions providers are retained to develop or implement IT-based solutions to business problems. The principal buyers of IT services are large corporations with recurring needs for staffing and solutions services. Buyers of professional staffing services typically require technically competent personnel at a specific location, on short notice, for highly variable engagement length and at competitive terms. In this environment, professional staffing organizations must maintain effective recruiting organizations in a local geographic market and closely manage the utilization of personnel. In contrast, solutions providers are typically engaged to solve a specific business problem, such as a Year 2000 problem, either in collaboration with the client's IT organization or on a turnkey vendor basis. In the solutions environment, well defined technical capabilities and individual professionals with specific expertise are selected based on the particular requirements of the buyer, including in many cases specialized skill sets and experience profiles.

     In an attempt to reduce cost and management complexity, many large corporations are seeking to reduce the number of suppliers of IT services that they use by establishing preferred vendor relationships with IT service providers that are able to address a broad range of problems.

STRATEGY


     The Company's objective is to be the leading provider of comprehensive IT staffing and solutions services to major corporations. The Company's principal strategies for achieving this goal are as follows:



     Maintain Leadership Position in Staffing. The Company intends to continue to expand its core staffing business and to leverage its existing relationships to achieve preferred vendor status with large clients. In 1996, the Company provided staffing services to over 450 clients. The Company's 28 years of experience in the staffing business and large recruiting organization enable it to quickly respond to the staffing requirements of new and existing clients. The Company intends to continue to expand its capacity in recruiting, which the Company believes is the most critical business function required for a staffing business. The Company's recruiting capabilities include over 100 full time recruiters, located in its offices throughout the United States.


     Increase Year 2000 Business. The Company intends to continue to actively market its Year 2000 services to new and existing clients. A key element of the Company's strategy is to leverage its knowledge of clients' existing IT systems and applications obtained during Year 2000 projects into additional engagements involving other solutions services. The Company has also recently begun to offer to license its Year 2000 tools. The decision to license the Signature 2000 Toolset by the Company was designed to: (i) reach potential clients; (ii) expand the Company's market presence; and (iii) gain access to companies that do not utilize third party service providers.

     Develop Strategic Solutions Offerings. The Company is seeking to leverage its established staffing business by developing strategic solutions offerings such as Year 2000 services. The Company believes that the client relationships it has developed in its staffing business provide it with insight into client organizations, IT environments and IT service requirements that offer it advantages in marketing additional services to those clients. By continuing to enhance the IT solutions that it offers, the Company believes that it will be able to expand its business relationships with existing clients, increase the size of the projects that it undertakes and attract new clients. The Company has begun to implement this strategy with its successful Year 2000 services business which has grown from $2.5 million in the first six months of 1996 to $27.8 million in the first six months of 1997. The Company believes that the solutions business has the potential to offer higher margins than its traditional staffing business. The Company intends to develop additional strategic solutions offerings, including those needed to address EMU conversion services, enterprise data warehousing and universal repository automation, Internet/intranet services and software testing solutions.

     Expand Client Base. The Company seeks to expand its client base by growing its established staffing business, by offering strategic solutions and services and by expanding its geographic presence, both domestically and internationally. By offering its Year 2000 services, the Company has been able to expand its client base beyond its existing staffing clients. The Company believes that the status of being a strategic solutions provider offers the Company access to chief information officers and other high level decision makers, increasing its visibility as a strategic supplier of IT services and increasing its ability to cross-sell other services.

     Expand Geographic Presence. The Company intends to continue to expand domestically and internationally by opening new offices, pursuing strategic acquisitions of other IT services companies and entering into strategic partnerships or alliances. The Company's clients are large organizations that utilize IT services in multiple geographic locations. The Company believes that many of its existing and potential clients are seeking to consolidate the number of IT services vendors they utilize and that larger service providers with a direct presence in multiple geographic markets will have a competitive advantage in pursuing that business. The Company has grown from 33 offices at January 1, 1995 to 45 offices at June 27, 1997, including the offices of the Joint Venture.

SERVICES

     The Company offers a wide range of IT services, including staffing, Year 2000 services, application development, conversions/migrations, legacy maintenance outsourcing, enterprise network management and knowledge transfer and training. The Company can provide each of these services alone or together with others as a comprehensive package. The Company can undertake full or shared project responsibility with the client or simply provide IT professionals with specified skills to augment the client's internal IT staff on an as-needed basis. Projects can be performed at the client's facilities or at the Company's own facilities.

     The following is a brief description of certain of the Company's principal services:

  Staffing Services


     The Company provides highly-skilled IT professionals to large organizations to augment their internal IT staffs. Large corporations are increasingly relying on third party IT service providers in order to increase their focus on core competencies, shift fixed overhead to variable cost staffing and address the need for variable personnel for special projects. The Company has staffing professionals based in 45 offices in 21 states, the District of Columbia, Canada, England and India (including the offices of the Joint Venture). The Company places staff from a period of a few days to years, with an average length assignment of several months. The Company believes that its broad geographic reach, quick response time and skilled personnel will provide it with a competitive advantage as clients seek to reduce the number of IT service vendors they utilize. Staffing services represented approximately 73% and 68% of revenues in the year ended December 31, 1996 and the first six months of 1997, respectively.


  Solutions Services

     Year 2000 Services. The Company has been providing Year 2000 services since 1995 utilizing its proprietary Signature 2000 Toolset. The Signature 2000 Toolset brings automation to all Year 2000 phases, from assessment through full compliance. The Company has developed a formal project management methodology that addresses all aspects of the Year 2000 problem in mainframe, client/server and LAN environments. This methodology helps assure a quality process and addresses application portfolio analysis, impact assessment, strategic planning, conversion, testing and implementation. The Company markets its Year 2000 methodology through LBMS, Inc., a leading methodology vendor. The Company has developed Year 2000 software factories in the U.S. and, through the Joint Venture, in India to provide rapid offsite delivery of Year 2000 services. These services leverage the capacity of the Company with its proven process, project management, quality assurance practices and technology to cost-effectively convert bulk volumes of COBOL, C and C++ application code. The Company has completed approximately 110 projects covering one or more Year 2000 phases for 31 clients and is currently working on approximately 100 projects covering one or more Year 2000 project phases for 37 clients.

  Other Solutions Services

     Application Development. The Company develops and implements business application systems in a large variety of technologies. This includes distributed architectures which integrate servers, mini and mainframe systems, workstations, terminals and communication gateways. Services are provided by the Company across the full project lifecycle, including business requirements, technical specifications, prototypes, design specifications, coding, test planning and execution. The services are supported by project management and quality assurance practices to provide on time, quality deliverables.

     Conversions/Migrations. The Company provides its clients with conversion and migration services to upgrade or move legacy applications to newer technologies. Services include language level upgrades, language conversions, as well as the re-platforming (migration) of applications. The Company will assist its clients in the selection of viable systems platforms, creation of migration plans, development of customized software applications, and systems and database integration. The Company specializes in integrating LAN environments into single heterogeneous networks and unifying networks into WANs.

     Legacy Maintenance Outsourcing. The Company provides its clients with project management and technical services to support the ongoing maintenance and enhancement of mission-critical business applications. Using a proven transition approach, the Company can transfer all or part of the client's resources to the outsourcing engagement or staff the entire engagement with the Company's consultants. A disciplined maintenance methodology and incident tracking and metrics database allows the Company to reduce maintenance expense and improve the quality and timeliness of maintenance enhancements.

     Enterprise Network Management. The Company provides comprehensive network and systems management solutions to its clients. Offerings are provided across major functional areas, including help desk and service desk, network monitoring and configuration, systems and applications management. The Company's solutions typically include project management, process definition and integration services. The Company also has reseller rights in selected markets to certain enterprise management software and hardware that may be incorporated into the Company's solutions.

     Knowledge Transfer and Training. The Company offers both standard curricula and custom-tailored courses for a client's particular environment and needs. Comprehensive courses cover languages, hardware, software, tools, methodologies, and management and productivity skills. The Company's offerings include application downsizing, graphical interfaces, open systems, computer aided software engineering and information engineering technologies, relational technology and personal computer software and hardware. The Company also has reseller and training rights in selected markets to certain development tools used as an aid in building client/server applications.

     Offshore Outsourcing. Through the Joint Venture, the Company is seeking to provide clients with offshore solutions development such as legacy systems maintenance, client/server systems development and migration, help desk activities and applications design and coding more cost-effectively than can be done domestically.

  Signature 2000 Toolset


     The Company has recently begun offering to license its Signature 2000 Toolset. The Signature 2000 Toolset was developed for use by the Company in providing Year 2000 services and enables the user to identify all date fields within an application, assess the potential impact of the lines of code on the overall application, reformat the date fields to permit the processing of dates after December 31, 1999 and test the reformatted code. The Signature 2000 Toolset can be used in support of either a date expansion or a process-driven approach. The Signature 2000 Toolset includes common copy members, an audit trail, optional dynamic aging and a unique design resulting in minimal to no impact on processing times. The Signature 2000 Toolset is applicable to more than 25 programming languages, databases and technologies and runs on mainframes and workstations.

     The IT services industry is characterized by rapid technological change, changing client requirements and new product and service introductions. The introduction of competitive IT solutions embodying new technologies and the emergence of new industry standards may render the Company's existing IT solutions or underlying technologies obsolete or unmarketable. As a result, the Company will be dependent in large part upon its ability to develop new IT solutions that maintain technological leadership, address the increasingly sophisticated needs of its clients, keep pace with new competitive service and product offerings and emerging industry standards and achieve broad market acceptance. See "Risk Factors -- Risks of Technological Change and Evolving Industry Standards."

CLIENTS AND MARKETING

     The Company focuses its marketing efforts on large businesses, primarily Fortune 500 and comparably sized companies and institutions with significant information technology budgets and recurring staffing or software development needs. In 1996, the Company provided services to approximately 450 clients in a range of industries including telecommunications, financial services, manufacturing and services, among others. The following is a representative list of the Company's clients:

             TELECOMMUNICATIONS                                MANUFACTURING
---------------------------------------------  ---------------------------------------------
Ameritech Corporation                          Dow Chemical Company
AT&T                                           Ford Motor Company
GTE Corporation                                International Business Machines Corporation
Lucent Technologies, Inc.                      International Paper Company
MCI Communications Corporation                 Lockheed Martin Corporation
Northern Telecom Limited                       Procter & Gamble
NYNEX Corporation                              Square D Company
                                               Standard Oil Co.

             FINANCIAL SERVICES                                  SERVICES
---------------------------------------------  ---------------------------------------------
Allstate Corporation                           Andersen Consulting
American Express Company                       Florida Power & Light Company
Chase Manhattan Corporation                    HFS, Inc.
CIGNA Corporation
Citicorp
Lutheran Brotherhood
Merrill Lynch & Co., Inc.
Prudential Insurance Company of America

     The Company has historically derived, and expects in the future to derive, a significant percentage of its revenues from a relatively small number of clients. In the year ended December 31, 1996 and the first six months of 1997, the Company's ten largest clients accounted for approximately 40% and 49% of its revenues, respectively. AT&T accounted for approximately 10% and 13% of revenues in the year ended December 31, 1996 and the first six months of 1997, respectively. In accordance with industry practice, most of the Company's contracts are terminable by either the client or the Company on short notice. See "Risk Factors -- Concentration of Revenues; Dependence on Large Projects."

     The Company markets its services through a combination of account representatives located both at the branch offices and the solutions subsidiaries. Account representatives are assigned to a limited number of accounts, generally no more than eight, in order to develop an in-depth understanding of each client's information technology needs and form strong client relationships. Commissions constitute a significant portion of the total compensation of account representatives, and are based upon the gross profit from business originated by each representative.

RECRUITING AND HUMAN RESOURCES

     The Company believes that its ability to recruit, hire and retain highly-skilled IT professionals on a large scale, timely basis is a core competency. The Company devotes significant resources to recruitment, maintaining more than 100 recruiters at the branch, regional and corporate levels. Each potential applicant is interviewed, tested and graded by the Company's recruiting personnel, and the applicant's file is scanned into the Company's image-based centralized repository. This database, which may be accessed by appropriate personnel throughout the Company, can be searched by a number of different criteria, including specific skills or qualifications.

     As of June 27, 1997, the Company employed approximately 3,100 persons (including independent contractors) consisting of approximately 2,670 IT professionals, 80 in sales and marketing, 100 recruiters and 250 in general and administrative positions. In addition, as of June 27, 1997, the Joint Venture employed approximately 500 employees. None of the employees of the Company are covered by a collective bargaining agreement. The Company has never experienced a work stoppage and considers its relations with its employees to be good.

     Although to date the Company generally has been successful in attracting employees and independent contractors with the skills needed to fulfill client engagements, qualified IT professionals are in great demand worldwide and are likely to remain a limited resource for the foreseeable future. In addition, the IT services industry has experienced high employee turnover rates which have increased in recent periods and the Company's experience has been consistent with such trends. There can be no assurance that the Company will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in retaining existing and future employees and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. The Company and the Joint Venture have in the past and expect to increasingly in the future rely upon attracting and retaining individuals with technical and project management skills from other countries. Compliance with existing U.S. immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company and the Joint Venture to retain H-1B employees in the U.S., could increase competition for technical personnel and increase the Company's and the Joint Venture's cost of recruiting and retaining the requisite number of IT professionals any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Recruitment and Retention of IT Professionals" and "-- Risk of Increased Government Regulation of Immigration."

ORGANIZATION AND OFFICES

     The Company's organizational structure gives the Company the flexibility and resources to deliver services to its clients on-site at the client's locations, off-site at the Company's U.S. locations and offshore at the Joint Venture's facilities.

     The Company services its clients through its network of 45 offices located in 21 states, the District of Columbia, Canada, England and India (including the offices of the Joint Venture). The Company believes that its national branch office network and continuous recruiting efforts provide it with significant capabilities to attract local IT professionals with the appropriate skill level for on-site service on a timely basis. The Company has also developed standards, methodologies and management techniques which are applied consistently from engagement to engagement across all branch offices.

     The Company, through the Joint Venture, operates five facilities that provide the Company with offshore software development resources and access to the labor pools of India, Canada and Europe. The Company subcontracts with the Joint Venture on specific client engagements and believes that the Joint Venture allows it to offer clients worldwide, high quality, cost-effective software and support services.

     Set forth below is a list of the branch offices of the Company and of the Joint Venture:

  EASTERN REGION       CENTRAL REGION           MIDWEST/WEST REGION
------------------    -----------------    -----------------------------
Hartford, CT          Atlanta, GA          Phoenix, AZ
Pompano Beach, FL     Indianapolis, IN     Concord, CA
Boston, MA            Louisville, KY       Los Angeles, CA
Iselin, NJ            Charlotte, NC        Colorado Springs, CO
Mountain Lakes, NJ    Raleigh, NC          Denver, CO
Parsippany, NJ        Cincinnati, OH       Cedar Rapids, IA
New York, NY          Cleveland, OH        Chicago, IL
Philadelphia, PA      Columbus, OH         Detroit, MI
                      Dayton, OH           Bloomington, MN
                      Memphis, TN          Minneapolis, MN
                      Nashville, TN        Kansas City/St. Louis, MO
                      Dallas, TX
                      Houston, TX

  COMMUNICATIONS
  CLIENTS GROUP         INTERNATIONAL      BIRLA HORIZONS INTERNATIONAL
------------------    -----------------    -----------------------------
Washington, DC        Toronto, Canada      New Delhi, India
Jacksonville, FL      London, England      London, England
Orlando, FL                                Sunnyvale, CA
Tampa, FL                                  Iselin, NJ
Clark, NJ                                  Toronto, Canada
Dallas, TX

BIRLA HORIZONS INTERNATIONAL

     In March, 1995, the Company and NEI, an affiliate of The Birla Group, formed the Joint Venture. The Company and NEI each own 50% of the Joint Venture.


     To date, the Joint Venture has primarily been a provider of IT staffing services. The Joint Venture is seeking to expand its services to provide solutions services, including Year 2000 services, legacy systems maintenance, application development and enhancements and program design for coding. In 1997, the Joint Venture made investments in marketing and project management personnel in order to support the development of its solutions business. The Joint Venture, based in New Delhi, India, has access to less expensive labor than in the U.S. to execute, code and test projects that are designed and developed in the U.S. When required, direct communications lines can be established between the Joint Venture's locations and clients' computer centers, which, in the case of U.S. clients, can create efficiencies because of time differences. The Joint Venture's global presence provides it access to labor pools in India and Europe for provision of on-site services or offshore software development. As of June 27, 1997, the Joint Venture employed approximately 500 employees. See "Risk Factors -- Risks Associated with India Joint Venture" and "-- Increasing Significance of Non-U.S. Operations and Risks Associated with International Operations."

COMPETITION

     The markets for the Company's services are highly competitive. The Company believes that the market for IT staffing services is highly fragmented and regionalized. As a result, in addition to competing with larger providers of IT staffing services such as Cap Gemini SA, Computer Task Group, Inc., Keane, Inc. and Mastech Corporation, the Company also competes with a large number of regional providers of staffing services. In addition, the Company competes for staffing projects with the information systems groups of its prospective clients. In its solutions business, including its Year 2000 services business, the Company competes with consulting and system integration firms, including Analysts International Corporation, Andersen Consulting, CIBER, Inc. Computer Sciences Corporation, Electronic Data Systems Corp., Information Management Resources, Inc., International Business Machines Corporation, Keane, Inc. and the "Big Six" accounting firms. The Company also competes with vendors of application software. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from other established and emerging companies. Increased competition may result in greater pricing pressure which could adversely affect the Company's gross margins.

     The Company believes competition will continue to intensify as the market for IT services continues to develop and competitors focus on additional service offerings such as the EMU. There can be no assurance that other companies will not develop products, services and marketing approaches that will be more successful than those of the Company. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in client requirements, or to devote greater resources to the development, promotion, sale and support of their products and services than the Company. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the staffing and solutions needs of the Company's prospective clients. Accordingly, it is possible that new competitors, alliances among competitors or alliances between competitors and third parties may emerge and acquire significant market share. If this were to occur, it could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company believes that the principal competitive factors in its market include quality of services and deliverables, speed of development and implementation, price, project management capability and technical and business expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate project managers and other IT professional staff, the development by others of software that is competitive with the Company's products and services and the extent of its competitors' responsiveness to client needs. Although the Company believes that its services and products currently compete favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY RIGHTS

     The Company relies primarily upon a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual arrangements to protect its proprietary rights. In addition, the Company has applied for one patent in the U.S. related to Time Engineer, a tool which automates certain aspects of the 28 year windowing approach to Year 2000 remediation. There can be no assurance that a patent will be issued pursuant to this application or that, if granted, such patent would survive a legal challenge to its validity or provide significant protection to the Company. Despite the Company's efforts to protect its proprietary rights, there can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary information, that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights or that the Company's competitors will not independently develop similar technology.

     While the Company to date has not received any claims that its intellectual property rights infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future, that the assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. The risk of infringement claims against the Company will increase if other parties are able to successfully obtain patents for software products and processes related to the Company's business. In particular, the Company is aware of one issued patent related to a particular method for addressing the Year 2000 problem. If that patent were asserted against the Company and found to be valid, enforceable and infringed by the use of Time Engineer, the Company could be subject to a claim for damages and could be prevented from offering any service or product which uses or incorporates Time Engineer unless it is able to obtain a license on commercially reasonable terms. The Company's revenues to date from the use of Time Engineer have not been material and the Company does not expect such revenues to be material in the future. Any such claims, regardless of their outcome, could result in substantial cost to the Company, require the Company to modify the manner in which it provides services and divert management's attention from the Company's operations, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Risks Related to Intellectual Property Protection."

FACILITIES

     The Company's principal executive offices, the headquarters of certain of its subsidiaries and one of its three software facilities are located in an approximately 63,000 square-foot facility which the Company leases at an aggregate current annual rent of $1,028,000 for a term expiring on December 31, 1999. The Company's remaining 39 offices, aggregate approximately 134,000 square feet and are leased at aggregate current annual rents of approximately $1,855,000 for various terms, with no lease commitment extending past December 31, 2001.

LEGAL PROCEEDINGS

     The Company is not currently a party to any material legal proceedings or governmental investigation and is not aware of any threatened litigation or governmental investigation.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the Company's directors, senior management and certain key employees.


             NAME               AGE                           POSITION
------------------------------  ---    -------------------------------------------------------
John J. Cassese...............   52    Chairman of the Board, President and Chief Executive
                                         Officer
William J. Murphy.............   53    Executive Vice President and Chief Financial Officer
Michael J. Shea...............   37    Vice President and Controller
Charles J. McCourt............   53    Senior Vice President
Barry D. Olson................   48    Senior Vice President
Robert J. Palmieri............   45    Senior Vice President
Terry C. Quinn................   40    Senior Vice President
Pamela A. Fredette............   45    President -- Solutions Division
Steven J. Morgenthal..........   38    President -- USS Enterprise Management Division
Thomas J. Berry...............   72    Director
Rocco J. Marano...............   69    Director


     John J. Cassese, a co-founder of the Company, has been its Chairman of the Board, President and Chief Executive Officer since 1982. Mr. Cassese graduated from Rutgers University where he earned a B.S. in Marketing.

     William J. Murphy joined the Company in January 1997 as Executive Vice President and Chief Financial Officer. From 1984 to 1997, he was a partner in the national accounting firm of Grant Thornton LLP. Mr. Murphy is a graduate of Seton Hall University where he earned a B.S. in Accounting. He is licensed as a Certified Public Accountant in the states of New York and New Jersey.

     Michael J. Shea, the Corporate Controller since March 1995 when he joined the Company, has also served as Vice President since February 1996. Before joining the Company, Mr. Shea was the Director of Internal Audit from September 1992 to February 1995 and the Manager of Financial Reporting from January 1989 to August 1992 at Booz, Allen & Hamilton, Inc., a management consulting company. Mr. Shea is a graduate of St. Bonaventure University where he earned a B.B.A. in Accounting. He is licensed as a Certified Public Accountant in the State of New York.

     Charles J. McCourt has served as Senior Vice President of the Communications Industry Group since February 1996. From 1991 to 1996, he was a Regional Vice President focusing on telecommunications. Mr. McCourt is a graduate of Fairleigh Dickinson University with a B.S. in Marketing.

     Barry D. Olson has served as a Senior Vice President of the Company since November 1994, and has directed the Company's Midwest/West Region since 1989. Mr. Olson joined the Company in 1984. Mr. Olson graduated from Concordia University where he earned a B.A. in Mathematics.

     Robert J. Palmieri has served as a Senior Vice President of the Company since November 1994. He has directed the Company's Eastern Region since 1992, and for a number of years prior thereto was responsible for other regions of the Company's business. Mr. Palmieri joined the Company in 1972. Mr. Palmieri graduated from St. John's University where he earned a B.S. in Management.

     Terry C. Quinn has served as a Senior Vice President of the Company in charge of the Central Region since November 1994, a responsibility he had held as Regional Vice President since 1987.

     Pamela A. Fredette joined the Company's Solutions Division in 1993. In January 1996, she was promoted to President. Prior to joining the company, Ms. Fredette was the owner of a consulting firm which specialized in database management and applications development services. Ms. Fredette is a graduate of Rutgers University where she earned a B.S. in History/Political Science. She also earned an M.S. in Computer Science from the New Jersey Institute of Technology.

     Steven J. Morgenthal has served as President of the USS Enterprise Management Division since January 1996. Mr. Morgenthal joined the Company through its acquisition of Unified Systems Solutions, an IT solutions company, in 1993 where he served as a Senior Vice President. Mr. Morgenthal graduated from Pace University where he earned a B.A. in Psychology. He also earned an M.S. in Human Factors Engineering from Stevens Institute of Technology.

     Thomas J. Berry, a director of the Company since 1989, was Executive Advisor and Executive Assistant to the Postmaster General, U.S. Postal Services, from 1986 to 1993. Prior to 1986, he was a Vice President of AT&T, a telecommunications company.

     Rocco J. Marano, has been a director of the Company since 1995. From 1991 to 1994, Mr. Marano was Chairman of Blue Cross Blue Shield -- New Jersey, an insurance company. From 1984 to 1991, he was President of Bellcore (Bell Communications Research), a telecommunications company.


     The Company currently has one vacancy on its Board of Directors as a result of the recent death of Wilfred R. Plugge. The Company does not intend to fill the vacancy prior to its next annual shareholders meeting.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of August 8, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to: (i) the Selling Shareholders; (ii) all persons known to the Company to own beneficially more than 5% of the outstanding Shares of Common Stock; (iii) each of the Company's directors; (iv) each of the executive officers named in the Company's summary compensation table incorporated by reference in this Prospectus; and (v) all directors and executive officers as a group. Except as otherwise noted, the address for the Shareholders named in the table is 49 Old Bloomfield Avenue, Mountain Lakes, New Jersey 07046-1495.



                                                   BENEFICIAL                        BENEFICIAL
                                                    OWNERSHIP                         OWNERSHIP
                                                    PRIOR TO                            AFTER
                                                   OFFERING(1)       NUMBER OF     OFFERING(1)(2)
   5% SHAREHOLDERS, EXECUTIVE OFFICERS AND     -------------------    SHARES     -------------------
                  DIRECTORS                     NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
                                               ---------   -------   ---------   ---------   -------
Putnam Investments, Inc.(3)..................  3,240,598     13.2%         --    3,240,598     12.0%
  One Post Office Square
  Boston, MA
  02109
Essex Investment Management Company(4).......  1,395,394      5.7%         --    1,395,394      5.2%
  125 High Street
  Boston, MA
  02110
John J. Cassese(5)...........................  2,126,054      8.4%    492,500    1,633,554      5.9%
William J. Murphy............................        500        *          --         500         *
Michael J. Shea(6)...........................      8,237        *          --       8,237         *
Thomas J. Berry(7)...........................     57,638        *          --      57,638         *
Rocco J. Marano(8)...........................     55,688        *          --      55,688         *
All directors and executive officers as a
  group (five persons)(9)....................  2,248,117       8.9%    492,500   1,755,617       6.3%
FORMER EXECUTIVE OFFICER AND DIRECTOR
Bernhard Hubert(10)..........................    480,732      2.0%         --     480,732       1.8%
OTHER SELLING SHAREHOLDER
Dennis M. DiVenuta(11).......................      7,500        *       7,500          --         *


---------------
  * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days of August 8, 1997, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.

 (2) Assumes that the Underwriters' over-allotment option is not exercised.


 (3) Putnam Investments, Inc. on behalf of itself and Marsh & McLennan Companies, Inc., Putnam Investment Management, Inc., The Putnam Advisory Company, Inc. and Putnam New Opportunities Fund, filed a Schedule 13G Statement with the Commission stating that as of January 28, 1997, through its wholly-owned registered investment advisor subsidiaries, it may be deemed to have shared dispositive power with respect to 3,240,598 shares of the Company's Common Stock and to have shared voting power with respect to 474,726 of said shares. Putnam Investments, Inc. and Marsh & McLennan disclaim beneficial ownership of all 3,240,598 of said shares.

 (4) Essex Investment Management Company filed a Schedule 13G Statement with the Commission stating that as of January 10, 1997, it may be deemed to have sole dispositive power with respect to 1,395,394 shares of the Company's Common Stock and to have sole voting power with respect to 996,706 of said shares. Essex Investment Management disclaims beneficial ownership of all 1,395,394 of said shares.


 (5) Includes options exercisable for 584,537 shares within 60 days of August 8, 1997.


 (6) Includes options exercisable for 4,218 shares within 60 days of August 8, 1997.

 (7) Includes options exercisable for 57,638 shares within 60 days of August 8, 1997.

 (8) Includes options exercisable for 32,688 shares within 60 days of August 8, 1997.


 (9) Includes options exercisable for 679,081 shares within 60 days of August 8, 1997 (see notes 5, 6, 7 and 8).



(10) Mr. Hubert resigned as an executive officer and director of the Company on December 31, 1996. As of March 27, 1997, Mr. Hubert beneficially owned 480,732 shares (including options exercisable within 60 days of such date). The Company does not have more recent information with respect to Mr. Hubert's beneficial ownership of the Company's Common Stock.



(11) Consists of a warrant exercisable for 7,500 shares within 60 days of August

     8, 1997.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company is authorized to issue 60,000,000 shares of Common Stock and 200,000 shares of preferred stock, $0.10 par value (the "Preferred Stock"). Based upon outstanding shares of Common Stock on June 27, 1997, 27,057,374 shares of Common Stock and no shares of Preferred Stock will be outstanding upon completion of the Offering. As of June 27, 1997, 8,014,418 shares of Common Stock were reserved for issuance under the Company's Plans, of which 2,009,362 shares were subject to outstanding options. In addition, as of June 27, 1997, warrants to purchase an aggregate of 43,500 shares of the Company's Common Stock were outstanding of which 7,500 shares will be sold in the Offering.


COMMON STOCK

     Each outstanding share of Common Stock entitles the holder to one vote on all matters requiring a vote of shareholders. Since the Common Stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors. Under New York State law, the approval of the holders of two-thirds of all outstanding stock is required to effect a merger of the Company or disposition of all or substantially all of the Company's assets.

     Subject to the rights of holders of any series of Preferred Stock that may be issued in the future, the holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a voluntary or involuntary liquidation of the Company, all shareholders are entitled to a pro rata distribution of the assets of the Company remaining after payment of claims of creditors and liquidation preferences of any preferred stock.

PREFERRED STOCK


     The Company is authorized to issue 200,000 shares of Preferred Stock in one or more series, the terms of which may be fixed by the Board of Directors. Except as described below under "Preferred Stock Rights Plan," the Board of Directors has not created any series of Preferred Stock, and it is not possible to state the actual effect of any issuance of one or more series of preferred stock upon the rights of holders of Common Stock until the Board of Directors of the Company determines the rights of the holders of such series of the preferred stock. Such effects might, however, include: (a) reduction of the amount of funds otherwise available for payment of cash dividends on Common Stock; (b) restrictions on the payment of cash dividends on Common Stock; (c) dilution of the voting power of the Common Stock, to the extent that any series of issued preferred stock has voting rights or is convertible into Common Stock; and (d) the holders of Common Stock not being entitled to share in the assets of the Company upon liquidation until satisfaction of liquidation preferences, if any, in respect of any outstanding series of preferred stock.


PREFERRED STOCK RIGHTS PLAN

     Pursuant to a Rights Agreement dated as of July 6, 1989, as amended ("Rights Agreement"), between the Company and Chase Manhattan Bank (formerly Chemical Bank), as Rights Agent, each outstanding share of Common Stock has attached to it one Right which entitles the registered holder of such share to purchase from the Company one one-hundredth ( 1/100) of a share of Series A Preferred Stock, par value $.10 per share, (the "Series A Preferred"), at a price of $30.00 per one one-hundredth ( 1/100) of a share (the "Purchase Price"), subject to adjustment.


     The Rights are attached to all certificates representing shares of Common Stock and no separate Rights Certificates (as defined below) are distributed nor will be distributed until the earlier to occur of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire beneficial ownership of 20% or more of the outstanding Common Stock (an "Acquiring Person"); or (ii) 10 business days (or such later day as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer if, upon consummation thereof, any person or group would be the beneficial owner of 20% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). The date of announcement of the existence of an Acquiring Person referred to in clause (i) above is hereinafter referred to as the "Share Acquisition Date."


     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), all new Common Stock certificates issued upon the transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 16, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are redeemed or exchanged by the Company as described below.


     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provisions shall be made so that each holder of a Right, except as provided below, shall thereafter have the right to receive, upon exercise, shares of Common Stock (or, at the Company's option, Common Stock Equivalents, as such term is defined in the Rights Agreement) having a value equal to two times the exercise price of the Right. Upon the occurrence of the event described in the first sentence of this paragraph, any Rights beneficially owned by: (i) an Acquiring Person or an Associate or Affiliate (as such terms are defined in the Rights Agreement) of an Acquiring Person; (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such; or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (a) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (b) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has a primary purpose or effect the avoidance of the Rights Agreement, shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of the Rights Agreement or otherwise.



     In the event that, following the earlier of the Distribution Date and the Share Acquisition Date: (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation;
(ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which the Common Stock are changed or exchanged; or (iii) more than 50% of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of shares of Series A Preferred or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred; (ii) upon the grant to holders of the Series A Preferred of certain rights, options or warrants to subscribe for shares of Series A Preferred or convertible securities at less than the current market price of the Series A Preferred; or (iii) upon the distribution to holders of Series A Preferred of evidences of indebtedness, shares of Preferred Stock, assets or cash (excluding a regular semiannual cash dividend) or of subscription rights, options or warrants (other than those referred to above).


     The number of outstanding Rights and the number of shares of Series A Preferred issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred, which may, at the election of the Company, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred on the last trading date prior to the date of exercise.


     At any time prior to the Share Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Before the redemption period expires, it may be extended by the Board of Directors. Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, the Rights will terminate and the only right to the holders of Rights will be to receive the Redemption Price. At any time after the time that any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (except Rights which previously have been voided as described above), in whole, but not in part, at an exchange ratio of one share of Common Stock (or one Common Stock Equivalent) per Right.


     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The terms of the Rights may be amended by the Company and the Rights Agent, provided, that, following the earlier of the Share Acquisition Date and the Distribution Date, the amendment does not adversely affect the interests of holders of Rights (other than an Acquiring Person) and provided that no amendment shall be made which decreases the Redemption Price.

     The Rights have certain anti-takeover effects. The Rights would cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed. The Rights should not interfere with any merger or other business combination approved by the Company because the Rights may be redeemed by the Board of Directors of the Company at any time prior to such time as any entity becomes an Acquiring Person. See "Risk Factors -- Anti-Takeover Provisions."

CERTAIN PROVISIONS OF NEW YORK LAW


     New York law regulates "business combinations," a term covering a broad range of transactions, between "resident domestic corporations" (as defined, which term includes the Company) and an "interested shareholder," which is defined as any person beneficially owning 20% or more of the outstanding voting stock of the resident domestic corporation or any affiliate or associate of such owner. However, if the interested shareholder has owned at least 5% of such outstanding voting stock at all times from October 30, 1985 to the date on which the interested shareholder first attains 20% ownership (the "Stock Acquisition Date"), the proposed business combination is exempt from this statute. Under the statute, a resident domestic corporation may not engage in any business combination with any interested shareholder unless: (i) if the business combination is to occur within five years of the date the shareholder acquired 20% or more ownership, either the business combination or the stock acquisition was previously approved by the board of directors; or (ii) the business combination is approved by a majority of outstanding voting shares (not including those shares owned by the interested shareholder) which approval may not be effectively given until approximately five years after the interested shareholder's Stock Acquisition Date; or (iii) the business combination occurs after five years after the interested shareholder's Stock Acquisition Date and the consideration paid to the non-interested shareholders meets certain stringent conditions imposed by the statute. The restrictions imposed by the statute will not apply to a corporation which amends its by-laws by the affirmative vote of a majority of its outstanding voting stock (not including those shares held by an interested shareholder) to "opt out" of the statute; provided that such amendment will not be effective for 18 months after such vote and will not apply to any business combination where the Stock Acquisition Date is on or prior to the date of the amendment. The Company has not opted out of the statute and the Board of Directors does not anticipate seeking shareholder approval therefor.


TRANSFER AGENT AND REGISTRAR

     The transfer agent for the Common Stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, UBS Securities LLC, Furman Selz LLC and Punk, Ziegel & Company L.P., have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                                   NUMBER OF
                                  UNDERWRITERS                                      SHARES
---------------------------------------------------------------------------------  ---------
Alex. Brown & Sons Incorporated..................................................
UBS Securities LLC...............................................................
Furman Selz LLC..................................................................
Punk, Ziegel & Company L.P.......................................................

                                                                                      ------
Total............................................................................  3,000,000
                                                                                      ======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 450,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liability under the Securities Act.


     The Selling Shareholders, all of the officers and directors of the Company and certain key employees have agreed not to offer, sell, contract to sell, or otherwise dispose of any of such Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.


     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the restricted period immediately preceding the pricing of the Common Stock offered hereby. The Commission has, however, adopted exemptions from its rules that permit passive market making under certain conditions. The rules permit an Underwriter to continue to make a market subject to certain conditions, including that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in Common Stock during the restricted period.

     In connection with the Offering, the Underwriters and other persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in Common Stock for their own account. To cover over-allotments or to stabilize the price of Common Stock the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Stock in the Offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of Common Stock above the market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company and the Selling Shareholders by Proskauer Rose LLP, 1585 Broadway, New York, New York 10036. Certain legal matters in connection with the Offering will be passed upon for the Representatives by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 155 Constitution Drive, Menlo Park, California 94025.

                                    EXPERTS


     The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for the three years ended December 31, 1996, incorporated by reference in this Prospectus and Registration Statement have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement on Form S-3 under the Securities Act with the Commission with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any contract or other document to which reference is made are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission web site also contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Documents Incorporated by Reference...     2
Prospectus Summary....................     3
Risk Factors..........................     5
Use of Proceeds.......................    14
Price Range of Common Stock...........    14
Dividend Policy.......................    14
Capitalization........................    15
Selected Consolidated Financial and
  Operating Data......................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    25
Management............................    34
Principal and Selling Shareholders....    36
Description of Capital Stock..........    38
Underwriting..........................    42
Legal Matters.........................    43
Experts...............................    43
Additional Information................    44


======================================================
======================================================
                                3,000,000 SHARES
                          Computer Horizons Corp. Logo
                            COMPUTER HORIZONS CORP.
                                  COMMON STOCK
                              -------------------
                                   PROSPECTUS
                              -------------------
                               ALEX. BROWN & SONS
                  INCORPORATED

                                 UBS SECURITIES

                                  FURMAN SELZ

                             PUNK, ZIEGEL & COMPANY
                                           , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered hereby other than the Underwriters' discounts and commissions.

SEC registration fee.............................................................  $ 41,034
NASD registration fee............................................................    14,041
Nasdaq listing fee...............................................................    17,500
Accounting fees and expenses.....................................................   100,000
Legal fees and expenses..........................................................   250,000
Blue Sky fees....................................................................     5,000
Cost of printing and engraving...................................................   100,000
Transfer agent's fees............................................................     5,000
Miscellaneous....................................................................    67,425
                                                                                   --------
          Total..................................................................  $600,000
                                                                                   ========

     All amounts except the registration fees and Nasdaq additional listing fee are estimated.
---------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation") provides, as permitted by Section 402(b) of the New York Business Corporation Law (the "BCL") that no director shall be personally liable to the Company or any shareholder for damages for any breach of duty as a director, provided that the Certificate of Incorporation does not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that (i) his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (iii) his acts violated Section 719 of the BCL.

     The Certificate of Incorporation also provides, in accordance with Section 722 of the BCL, that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, (1) is or was a director or officer of the Company or (2) is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent), shall be indemnified and held harmless by the Company to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgements, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators, provided, however, that, except for actions brought to enforce such indemnification rights, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in the Certificate of Incorporation is a contract right and includes the rights to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, provided, however, that, if the BCL requires, the payment of such expenses incurred by a director or officer in his capacity as such (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer to repay all amounts so advanced as to which it shall ultimately be determined that such director or officer is not entitled to be indemnified.

     The Certificate of Incorporation further provides, in accordance with the BCL, that the indemnification rights provided therein are not exclusive of any other rights that any person may have, and that the Company may, subject to certain restrictions imposed by the BCL, maintain insurance to protect itself and its officers and directors against expenses, liabilities and losses, whether or not the Company would be permitted to indemnify such person against such expenses, liabilities and losses under the BCL.

     The Company currently has a $5,000,000 directors' and officers' liability insurance policy.

ITEM 16.  EXHIBITS


EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO
-------    ----------------------------------------  ----------------------------------------
1.1+       Form of Underwriting Agreement Among the
           Company and Alex. Brown & Sons
           Incorporated as Representatives of the
           Underwriters, UBS Securities, Furman,
           Selz, LLC and Punk, Ziegel & Company
           L.P.
3(a-1)+    Certificate of Incorporation as amended   Exhibit 3(a) to Registration Statement
           through 1971                              on Form S-1 (File No. 2-42259)
3(a-2)+    Certificate of Amendment dated May 16,    Exhibit 3(a-2) to Form 10K for the
           1983 to Certificate of Incorporation      fiscal year ended February 28, 1983
3(a-3)+    Certificate of Amendment dated June 15,   Exhibit 3(a-3) to Form 10K for the
           1988 to Certificate of Incorporation      fiscal year ended December 31, 1988
3(a-4)+    Certificate of Amendment dated July 6,    Exhibit 3(a-4) to Form 10K for the
           1989 to Certificate of Incorporation      fiscal year ended December 31, 1994
3(a-5)+    Certificate of Amendment dated February   Exhibit 3(a-4) to Form 10K for the year
           14, 1990 to Certificate of Incorporation  ended December 31, 1989
3(a-6)+    Certificate of Amendment dated May 1,     Exhibit 3(a-6) to Form 10K for the
           1991 to Certificate of Incorporation      fiscal year ended December 31, 1989
3(a-7)+    Certificate of Amendment dated July 12,   Exhibit 3(a-7) to Form 10K for the
           1994 to Certificate of Incorporation      fiscal year ended December 31, 1994
3(b)+      Bylaws, as amended and presently in       Exhibit 3(b) to Form 10K for the year
           effect                                    ended December 31, 1988
4(a)+      Rights Agreement dated as of July 6,1989  Exhibit 1 to Registration Statement on
           between the Company and Chase Manhattan   Form 8-A dated July 7, 1989
           (formerly known as Chemical Bank), as
           Rights Agent ("Rights Agreement") which
           includes the form of Rights Certificate
           as Exhibit B

EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO
-------    ----------------------------------------  ----------------------------------------
4(b)+      Amendment No. 1 dated as of February 13,  Exhibit 1 to Amendment No. 1 on Form 8
           1990 to Rights Agreement                  dated February 13, 1990 to Registration
                                                     Statement on Form 8-A
4(c)+      Amendment No. 2 dated as of August 10,    Exhibit 4(c) to Form 10K for the fiscal
           1994 to Rights Agreement                  year ended December 31, 1994
4(d)+      Employee's Savings Plan and Amendment     Exhibit 4.4 to Registration Statement on
           Number One                                Form S-8 dated December 5, 1995
4(e)+      Employee's Savings Plan Trust Agreement   Exhibit 4.5 to Registration Statement on
           as Amended and Restated Effective         Form S-8 dated December 5, 1995
           January 1, 1996
5*         Opinion of Proskauer Rose LLP
10(a)+     Employment Agreement dated as of          Exhibit 10(a) to Form 10K for the fiscal
           February 16, 1990 between the Company     year ended December 31, 1989
           and John J. Cassese
10(b)+     Employment Agreement dated as of March    Exhibit 10(c) to Form 10K for the fiscal
           6, 1997 between the Company and Michael   year ended December 31, 1996
           J. Shea
10(c)+     Note Agreement dated as of March 15,      Exhibit 10(i) to Form 10K for the fiscal
           1998 between the Company and              year ended December 31, 1988
           Massachusetts Mutual Life Insurance
           Company
10(d)+     1991 Directors' Stock Option Plan, as     Exhibit 10(g) to Form 10K for the fiscal
           amended                                   year ended December 31, 1994
10(e)+     1994 Incentive Stock Option and           Exhibit 10(h) to Form 10K for the fiscal
           Appreciation Plan                         year ended December 31, 1994
10(f)+     $10,000,000 Discretionary Line of Credit  Exhibit 10(h) to Form 10K for the fiscal
           from PNC Bank                             year ended December 31, 1996
10(g)+     Employment Agreement dated as of January
           1, 1997 between the Company and William
           J. Murphy
10(h)+     $15,000,000 Discretionary Line of Credit
           from Chase Manhattan Bank dated as of
           June 30, 1997
11+        Statement regarding computation of per
           share earnings (for the years ended
           December 31, 1994, 1995 and 1996)
23.1       Consent of Grant Thornton LLP
23.2*      Consent of Proskauer Rose LLP (included as part of Exhibit No. 5)
24+        Power of Attorney (included on the
           signature page of the Registration
           Statement)
27+        Financial Data Schedule


---------------

* To be filed by amendment.



+ Previously filed.


ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to

Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain Lakes, State of New Jersey, on the 25th day of August, 1997.


                                          COMPUTER HORIZONS CORP.

                                          By:      /s/ JOHN J. CASSESE

                                            ------------------------------------
                                                      John J. Cassese
                                              Chairman of the Board, President
                                                and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated on August 25, 1997.



             /s/ JOHN J. CASSESE               Chairman of the Board, President and Chief
---------------------------------------------    Executive Officer
               John J. Cassese

           /s/ WILLIAM J. MURPHY*              Executive Vice President and Chief Financial
---------------------------------------------    Officer
              William J. Murphy                  (Principal Financial Officer) and Secretary

            /s/ MICHAEL J. SHEA*               Vice President, Chief Accounting Officer and
---------------------------------------------    Controller
               Michael J. Shea                   (Principal Accounting Officer)

            /s/ THOMAS J. BERRY*               Director
---------------------------------------------
               Thomas J. Berry

            /s/ ROCCO J. MARANO*               Director
---------------------------------------------
               Rocco J. Marano

          *By: /s/ JOHN J. CASSESE
---------------------------------------------
               John J. Cassese
              Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO
-------    ----------------------------------------  ----------------------------------------
1.1+       Form of Underwriting Agreement Among the
           Company and Alex. Brown & Sons
           Incorporated as Representatives of the
           Underwriters, UBS Securities, Furman,
           Selz, LLC and Punk, Ziegel & Company
           L.P.
3(a-1)+    Certificate of Incorporation as amended   Exhibit 3(a) to Registration Statement
           through 1971                              on Form S-1 (File No. 2-42259)
3(a-2)+    Certificate of Amendment dated May 16,    Exhibit 3(a-2) to Form 10K for the
           1983 to Certificate of Incorporation      fiscal year ended February 28, 1983
3(a-3)+    Certificate of Amendment dated June 15,   Exhibit 3(a-3) to Form 10K for the
           1988 to Certificate of Incorporation      fiscal year ended December 31, 1988
3(a-4)+    Certificate of Amendment dated July 6,    Exhibit 3(a-4) to Form 10K for the
           1989 to Certificate of Incorporation      fiscal year ended December 31, 1994
3(a-5)+    Certificate of Amendment dated February   Exhibit 3(a-4) to Form 10K for the year
           14, 1990 to Certificate of Incorporation  ended December 31, 1989
3(a-6)+    Certificate of Amendment dated May 1,     Exhibit 3(a-6) to Form 10K for the
           1991 to Certificate of Incorporation      fiscal year ended December 31, 1989
3(a-7)+    Certificate of Amendment dated July 12,   Exhibit 3(a-7) to Form 10K for the
           1994 to Certificate of Incorporation      fiscal year ended December 31, 1994
3(b)+      Bylaws, as amended and presently in       Exhibit 3(b) to Form 10K for the year
           effect                                    ended December 31, 1988
4(a)+      Rights Agreement dated as of July 6,1989  Exhibit 1 to Registration Statement on
           between the Company and Chase Manhattan   Form 8-A dated July 7, 1989
           (formerly known as Chemical Bank), as
           Rights Agent ("Rights Agreement") which
           includes the form of Rights Certificate
           as Exhibit B
4(b)+      Amendment No. 1 dated as of February 13,  Exhibit 1 to Amendment No. 1 on Form 8
           1990 to Rights Agreement                  dated February 13, 1990 to Registration
                                                     Statement on Form 8-A
4(c)+      Amendment No. 2 dated as of August 10,    Exhibit 4(c) to Form 10K for the fiscal
           1994 to Rights Agreement                  year ended December 31, 1994
4(d)+      Employee's Savings Plan and Amendment     Exhibit 4.4 to Registration Statement on
           Number One                                Form S-8 dated December 5, 1995
4(e)+      Employee's Savings Plan Trust Agreement   Exhibit 4.5 to Registration Statement on
           as Amended and Restated Effective         Form S-8 dated December 5, 1995
           January 1, 1996
5*         Opinion of Proskauer Rose LLP
10(a)+     Employment Agreement dated as of          Exhibit 10(a) to Form 10K for the fiscal
           February 16, 1990 between the Company     year ended December 31, 1989
           and John J. Cassese

EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO
-------    ----------------------------------------  ----------------------------------------
10(b)+     Employment Agreement dated as of March    Exhibit 10(c) to Form 10K for the fiscal
           6, 1997 between the Company and Michael   year ended December 31, 1996
           J. Shea
10(c)+     Note Agreement dated as of March 15,      Exhibit 10(i) to Form 10K for the fiscal
           1998 between the Company and              year ended December 31, 1988
           Massachusetts Mutual Life Insurance
           Company
10(d)+     1991 Directors' Stock Option Plan, as     Exhibit 10(g) to Form 10K for the fiscal
           amended                                   year ended December 31, 1994
10(e)+     1994 Incentive Stock Option and           Exhibit 10(h) to Form 10K for the fiscal
           Appreciation Plan                         year ended December 31, 1994
10(f)+     $10,000,000 Discretionary Line of Credit  Exhibit 10(h) to Form 10K for the fiscal
           from PNC Bank                             year ended December 31, 1996
10(g)+     Employment Agreement dated as of January
           1, 1997 between the Company and William
           J. Murphy
10(h)+     $15,000,000 Discretionary Line of Credit
           from Chase Manhattan Bank dated as of
           June 30, 1997
11+        Statement regarding computation of per
           share earnings (for the years ended
           December 31, 1994, 1995 and 1996)
23.1       Consent of Grant Thornton LLP
23.2*      Consent of Proskauer Rose LLP (included as part of Exhibit No. 5)
24+        Power of Attorney (included on the
           signature page of the Registration
           Statement)
27+        Financial Data Schedule


---------------

* To be filed by amendment.



+ Previously filed.